Exhibit 99.1

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

ATTACHMENT: INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

WOORI BANK

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro Youngdeungpo-gu, Seoul 07326, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of

Woori Bank:

Report on the Consolidated Financial Statements

We have reviewed the accompanying consolidated interim financial statements of Woori Bank and subsidiaries (the “Group”). The financial statements consist of the consolidated statement of financial position as of June 30, 2016, the related consolidated statements of comprehensive income for the three and six months ended June 30, 2016 and 2015, the related consolidated statements of changes in equity and cash flows for the six months ended June 30, 2016 and 2015, respectively, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Interim Financial Statements

The Group’s management is responsible for the preparation and fair presentation of accompanying consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) and for such internal control as management determines is necessary to enable the preparation of consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Independent Accountants’ Responsibility

Our responsibility is to express a conclusion on the accompanying consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with standards for review of interim financial statements in the Republic of Korea. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements of the Group are not presented fairly, in all material respects, in accordance with K-IFRS 1034, Interim Financial Reporting.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

Others

We audited the consolidated statement of financial position as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the year ended December 31, 2015 (not presented in the accompanying consolidated interim financial statements, all expressed in Korean Won), in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion in our independent auditors’ report dated on March 4, 2016. The consolidated statement of financial position as of December 31, 2015 presented as a comparative purpose in the accompanying financial statements does not differ, in all material respects, from the audited consolidated statement of financial position as of December 31, 2015.

Accounting principles and review standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

August 12, 2016

Notice to Readers

This report is effective as of August 12, 2016, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the consolidated financial statements and may result in modifications to the accountants’ review report.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by and are the responsibility of the management of the Group.

Kwang Goo Lee

Chairman and Chief Executive Officer

Main Office Address:	(Road Name Address) 51 Sogong-ro, Jung-gu, Seoul
(Phone Number) 02-2002-3000

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015

	June 30, 2016	December 31, 2015
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 6)	5,373,093	6,644,055
Financial assets at fair value through profit or loss (Notes 4,7,11,12,18 and 26)	5,078,514	5,132,657
Available-for-sale financial assets (Notes 4,8,11,12 and 18)	19,477,323	17,170,592
Held-to-maturity financial assets (Notes 4,9,11,12 and 18)	13,781,383	13,621,640
Loans and receivables (Notes 4,10,11,12,18,44 and 45)	260,836,011	244,842,062
Investments in joint ventures and associates (Note 13)	438,693	643,861
Investment properties (Note 14)	368,392	351,496
Premises and equipment (Notes 15 and 18)	2,441,145	2,471,206
Intangible assets and goodwill (Note 16)	421,311	419,806
Assets held for sale (Note 17)	11,338	17,904
Current tax assets (Note 42)	6,247	6,782
Deferred tax assets (Note 42)	119,647	210,597
Derivative assets (Notes 4,11,12 and 26)	292,180	183,128
Other assets (Notes 19 and 45)	173,074	143,286

Total assets	308,818,351	291,859,072

LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 4,11,12,20 and 26)	3,236,267	3,460,561
Deposits due to customers (Notes 4,11,21 and 45)	218,493,838	209,141,826
Borrowings (Notes 4,11,12 and 22)	19,343,450	20,033,917
Debentures (Notes 4,11 and 22)	23,602,899	21,898,859
Provisions (Notes 23 and 44)	393,698	516,601
Net defined benefit liability (Note 24)	79,255	99,691
Current tax liabilities (Note 42)	24,946	108,943
Deferred tax liabilities (Note 42)	20,662	19,379
Derivative liabilities (Notes 4,11,12 and 26)	14,609	—
Other financial liabilities (Notes 4,11,12 and 25)	23,452,846	16,964,206
Other liabilities (Notes 25 and 45)	314,952	305,174

Total liabilities	288,977,422	272,549,157

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF JUNE 30, 2016 AND DECEMBER 31, 2015 (CONTINUED)

	June 30, 2016	December 31, 2015
	(Korean Won in millions)
EQUITY
Owners’ equity:	19,708,587	19,188,472
Capital stock (Note 28)	3,381,392	3,381,392
Hybrid securities (Note 29)	3,334,002	3,334,002
Capital surplus (Note 28)	294,259	294,259
Other equity (Note 30)	(1,508,901)	(1,547,303)
Retained earnings (Notes 31 and 32)
(Regulatory reserve for credit loss as of June 30, 2016 and December 31, 2015 is 2,255,252 million Won and 1,756,142 million Won, respectively)
(Regulatory reserve for credit loss to be reserved as of June 30, 2016 and December 31, 2015 is 12,826 million Won and 499,110 million Won, respectively)
(Planned provision of regulatory reserve for credit loss as of June 30, 2016 and December 31, 2015 is 12,826 million Won and 499,110 million Won, respectively)	14,207,835	13,726,122
Non-controlling interests	132,342	121,443

Total equity	19,840,929	19,309,915

Total liabilities and equity	308,818,351	291,859,072

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
	(Korean Won in millions, except per share data)
Interest income	2,142,054	4,293,562	2,179,107	4,382,477
Interest expense	896,957	1,804,804	998,419	2,064,985

Net interest income (Notes 34 and 45)	1,245,097	2,488,758	1,180,688	2,317,492
Fees and commissions income	457,189	906,830	439,627	855,232
Fees and commissions expense	220,918	438,824	188,525	356,774

Net fees and commissions income (Notes 35 and 45)	236,271	468,006	251,102	498,458
Dividend Income (Note 36)	53,081	120,399	9,750	62,812
Net gain (loss) on financial instruments at fair value through profit or loss (Note 37)	116,863	58,596	(7,580)	30,034
Net gain (loss) on available-for-sale financial assets (Note 38)	19,596	28,883	5,417	(24,755)
Impairment losses on credit loss (Notes 39 and 45)	(250,534)	(430,744)	(391,778)	(691,057)
General and administrative expenses (Note 40)	(872,109)	(1,644,552)	(808,704)	(1,535,711)
Other net operating income (expenses) (Notes 40 and 45)	(155,416)	(140,243)	36,301	(84,781)

Operating income	392,849	949,103	275,196	572,492
Share of losses of joint ventures and associates (Note 13)	(11,594)	(11,644)	(24,888)	(54,227)
Other net non-operating income (loss)	(35,495)	(26,338)	43,733	169,309

Non-operating income (loss) (Note 41)	(47,089)	(37,982)	18,845	115,082
Net income before income tax expense	345,760	911,121	294,041	687,574
Income tax expense (Note 42)	34,477	153,334	65,173	158,755

Net income
(Net income after the provision of regulatory reserve for credit loss for the three months ended June 30, 2016 and 2015 are 316,489 million Won and 309,081 million Won, respectively , and net income after the provision of regulatory reserve for credit loss for the six months ended June 30, 2016 and 2015 are 744,961 million Won and 404,057 million Won, respectively) (Note 32)	311,283	757,787	228,868	528,819

Remeasurement of the net defined benefit liability	(11,504)	(44,667)	32,922	(26,888)

Items that will not be reclassified to profit or loss	(11,504)	(44,667)	32,922	(26,888)
Gain (loss) on available-for-sale financial assets	(17,811)	80,223	(20,032)	44,111
Share of other comprehensive gain(loss) of joint ventures and associates	3,145	(233)	(7,355)	1,665
Gain (loss) on foreign currency translation for foreign operations	8,768	(2,649)	16,050	1,739
Gain on valuation of cashflow hedge	253	10,371	—	—

Items that may be reclassified to net income	(5,645)	87,712	(11,337)	47,515
Other comprehensive income (loss), net of tax	(17,149)	43,045	21,585	20,627

Total comprehensive income	294,134	800,832	250,453	549,446

Net income attributable to:
Net income attributable to owners	306,974	750,266	226,077	516,857
Net income attributable to non-controlling interests	4,309	7,521	2,791	11,962
Total comprehensive income attributable to:
Comprehensive income attributable to owners	287,740	788,668	249,161	542,539
Comprehensive income attributable to non-controlling interests	6,394	12,164	1,292	6,907
Basic and diluted earnings per share (In Korean Won) (Note 43)	382	966	274	647

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	Capital stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity
	(Korean Won in millions)
January 1, 2015	3,381,392	2,538,823	291,066	(2,393,138)	14,165,358	17,983,501	109,924	18,093,425
Net income	—	—	—	—	516,857	516,857	11,962	528,819
Dividends	—	—	—	—	(336,635)	(336,635)	(801)	(337,436)
Changes in capital surplus of consolidated subsidiaries	—	—	(22)	—	—	(22)	22	—
Issuance of capital stocks in consolidated subsidiaries	—	—	3,193	—	—	3,193	605	3,798
Gain (loss) on valuation of available-for-sale financial assets	—	—	—	45,182	—	45,182	(1,071)	44,111
Changes in equity of joint ventures and associates	—	—	—	1,665	—	1,665	—	1,665
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	5,705	—	5,705	(3,966)	1,739
Remeasurement of the net defined benefit liability	—	—	—	(26,870)	—	(26,870)	(18)	(26,888)
Dividends to hybrid securities	—	—	—	—	(81,697)	(81,697)	—	(81,697)
Issuance of hybrid securities	—	795,179	—	—	—	795,179	—	795,179
Appreciation of merger losses	—	—	—	806,640	(806,640)	—	—	—
Other	—	—	—	—	—	—	55	55

June 30, 2015	3,381,392	3,334,002	294,237	(1,560,816)	13,457,243	18,906,058	116,712	19,022,770

January 1, 2016	3,381,392	3,334,002	294,259	(1,547,303)	13,726,122	19,188,472	121,443	19,309,915
Net income	—	—	—	—	750,266	750,266	7,521	757,787
Dividends	—	—	—	—	(168,317)	(168,317)	(1,265)	(169,582)
Gain on valuation of available-for-sale financial assets	—	—	—	79,651	—	79,651	572	80,223
Changes in equity of joint ventures and associates	—	—	—	(233)	—	(233)	—	(233)
Gain (loss) on foreign currencies translation of foreign operations	—	—	—	(6,723)	—	(6,723)	4,074	(2,649)
Gain on valuation of cash flow hedge	—	—	—	10,371	—	10,371	—	10,371
Remeasurement of the net defined benefit liability	—	—	—	(44,664)	—	(44,664)	(3)	(44,667)
Dividends to hybrid securities	—	—	—	—	(100,236)	(100,236)	—	(100,236)

June 30, 2016	3,381,392	3,334,002	294,259	(1,508,901)	14,207,835	19,708,587	132,342	19,840,929

See accompanying notes to consolidated financial statements.

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

	For the six months ended June 30
	2016	2015
	(Korean Won in millions)
Cash flows from operating activities:
Net income	757,787	528,819
Adjustments:
Income tax expense	153,334	158,755
Interest income	(4,293,562)	(4,382,477)
Interest expense	1,804,804	2,064,985
Dividend income	(120,399)	(62,812)

	(2,455,823)	(2,221,549)

Additions of expenses not involving cash outflows:
Impairment losses on credit loss	430,744	691,057
Loss on available-for-sale financial assets	—	24,755
Impairment loss on investments in subsidiaries and associates	19,916	79,556
Loss on transaction / valuation of derivative instruments (hedging)	19,014	21,737
Loss on hedged items (fair value hedge)	118,700	26,225
Provisions	12,209	64,678
Retirement benefits	75,822	65,759
Depreciation and amortization	131,451	122,642
Loss on disposal of investments in joint ventures and associates	15,060	—
Loss on disposal of premises and equipment and other assets	5,887	1,382
Impairment loss on premises and equipment and other assets	343	315

	829,146	1,098,106

Deduction of revenues not involving cash inflows:
Gain on valuation of financial instruments at fair value through profit or loss	198,962	9,327
Gain on available-for-sale financial assets	28,883	—
Reversal of impairment loss on investments in subsidiaries and associates	8,272	25,329
Gain on transaction / valuation of derivative instruments (hedging)	111,505	25,959
Gain on hedged items (fair value hedge)	18,113	25,075
Reversal of provisions	619	305
Gain on disposal of investments in joint ventures and associates	1,199	52,466
Gain on disposal of premises and equipment and other assets	347	6,767
Reversal of impairment loss on premises and equipment and other assets	2,585	363

	370,485	145,591

Changes in assets and liabilities through operating activities:
Financial instruments at fair value through profit or loss	28,810	79,298
Loans and receivables	(16,208,315)	(17,319,760)
Other assets	(81,412)	(8,517)
Deposits due to customers	9,351,825	9,953,897
Provision	(49,221)	(67,289)
Net defined benefit liability	(192,222)	(153,838)
Other financial liabilities	6,502,752	6,174,457
Other liabilities	2,090	(104,107)

	(645,693)	(1,445,859)

(Continued)

WOORI BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015 (CONTINUED)

	For the six months ended June 30
	2016	2015
	(Korean Won in millions)
Cash received from (paid for) operating activities:
Interest income received	4,293,461	4,429,456
Interest expense paid	(1,821,466)	(2,385,267)
Dividends received	120,716	62,976
Income tax paid	(153,852)	(364,093)

	2,438,859	1,743,072

Net cash provided by (used in) operating activities	553,791	(443,002)

Cash flows from investing activities:
Cash in-flows from investing activities:
Disposal of available-for-sale financial assets	9,918,185	9,778,138
Redemption of held-to-maturity financial assets	3,863,816	3,101,056
Disposal of investments in joint ventures and associates	51,355	49,781
Disposal of premises and equipment	1	45,800
Disposal of intangible assets	2,869	1,977
Disposal of assets held for sale	8,082	3,711

	13,844,308	12,980,463

Cash out-flows from investing activities:
Acquisition of Saudara Bank	—	38,535
Acquisition of available-for-sale financial assets	12,020,787	9,733,796
Acquisition of held-to-maturity financial assets	4,084,288	4,258,828
Acquisition of investments in joint ventures and associates	800	—
Acquisition of investment properties	3,133	—
Acquisition of premises and equipment	47,473	84,726
Acquisition of intangible assets	50,228	22,567

	16,206,709	14,138,452

Net cash used in investing activities	(2,362,401)	(1,157,989)

Cash flows from financing activities:
Cash in-flows from financing activities:
Net increase in borrowings	4,698,171	7,772,449
Issuance of debentures	9,185,999	6,932,832
Change in ownership interest of subsidiaries	—	3,786
Issuance of hybrid securities	—	795,179

	13,884,170	15,504,246

Cash out-flows from financing activities:
Net decrease in borrowings	5,389,067	6,060,855
Repayment of debentures	7,586,208	8,493,434
Payment of dividends	168,317	336,635
Dividends paid on hybrid securities	100,583	78,963
Dividends paid on non-controlling hybrid securities	1,265	—

	13,245,440	14,969,887

Net cash provided by financing activities	638,730	534,359

Net decrease in cash and cash equivalents	(1,169,880)	(1,066,632)
Cash and cash equivalents, beginning of the period	6,644,055	5,962,861
Effects of exchange rate changes on cash and cash equivalents	(101,082)	62,332

Cash and cash equivalents, end of the period	5,373,093	4,958,561

See accompanying notes to consolidated financial statements

WOORI BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

AND FOR THE THREE MONTHS AND THE SIX MONTHS ENDED JUNE 30, 2016 AND 2015

1. GENERAL

(1)	Summary of the parent company

Woori Bank (hereinafter referred to the “Bank”), which is a controlling entity in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1110 – Consolidated Financial Statements, was established in 1899 and is engaged in the commercial banking business under the Banking Law, trust business under the Financial Investment Services and Capital Market Act, and foreign currencies exchange business with approval from the Bank of Korea (“BOK”) and the Ministry of Finance and Economy (“MOFE”).

Previously, Woori Finance Holdings Co., Ltd., the former holding company of Woori Financial Group, established on March 27, 2001 held a 100% ownership of the Bank. Effective November 1, 2014, Woori Finance Holdings Co., Ltd. completed its merger (the “Merger”) with and into Woori Bank, its wholly-owned subsidiary, as contemplated by the merger agreement (the “Merger Agreement”) dated July 28, 2014, by and between Woori Finance Holdings and Woori Bank. Accordingly, the shares of the Bank, 597 million shares, prior to the merger, was reduced to nil in accordance with capital reduction procedure, and then, in accordance with the merger ratio, the Bank newly issued 676 million shares. As a result, as of June 30, 2016, the common stock of the Bank amounts, expressed in Korean Won (the “KRW” or “Won”), to 3,381,392 million Won. As Woori Finance Holdings Co., Ltd. was merged into the Bank, the Bank, which is the existing company, succeeded such rights and obligations as a listed company on Korea Exchange and New York Stock Exchange.

As of June 30, 2016, Korea Deposit Insurance Corporation (“KDIC”), as the largest shareholder, held 345 million shares (51.06% ownership) of the Bank’s shares issued.

On June 24, 2002, Woori Finance Holdings Co., Ltd. listed its common shares on the Korea Exchange through public offering. In addition, on September 29, 2003, the holding company registered with the Securities and Exchange Commission in the United States of America and, on the same day, listed its American Depositary Shares on the New York Stock Exchange.

As a result of such merger, the Bank incorporated Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd. as its subsidiaries.

The head office of the Bank is located in 51, Sogong-ro, Jung Gu, Seoul, Korea. The Bank has 932 branches and offices in Korea, and 22 branches and offices overseas as of June 30, 2016.

(2)	The consolidated financial statements for Woori Bank and its subsidiaries (the “Group”) include the following subsidiaries:

		Percentage of ownership (%)		Location	Financial statements as of
Subsidiaries	Main business	June 30, 2016	December 31, 2015
Woori Bank:
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	June 30
Woori Private Equity Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	June 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	June 30
Woori Investment Bank Co., Ltd.	Other credit finance business	58.2	58.2	Korea	June 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	June 30
Woori America Bank	Finance	100.0	100.0	U.S.A	June 30
Woori Global Markets Asia Limited	”	100.0	100.0	Hong Kong	June 30
Woori Bank (China) Limited	”	100.0	100.0	China	June 30
ZAO Woori Bank	”	100.0	100.0	Russia	June 30
PT Bank Woori Saudara Indonesia 1906 Tbk	”	74.0	74.0	Indonesia	June 30
Woori Brazil Bank	”	100.0	100.0	Brazil	June 30
Korea BTL Infrastructure Fund	”	99.9	99.9	Korea	June 30
Woori Fund Service Co., Ltd.	”	100.0	100.0	Korea	June 30
Woori Finance Cambodia	”	100.0	100.0	Cambodia	June 30
Woori Finance Myanmar	”	100.0	100.0	Myanmar	June 30
Kumho Trust First Co., Ltd. (*1)	Asset securitization	0.0	0.0	Korea	June 30
Asiana Saigon Inc. (*1)	”	0.0	0.0	Korea	June 30
An-Dong Raja First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Consus Eighth Co., LLC (*1)	”	0.0	0.0	Korea	June 30
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*1)	”	15.0	15.0	Korea	June 30
Hermes STX Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
BWL First Co., LLC (*1)	”	0.0	0.0	Korea	June 30
Woori Poongsan Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Deogi Dream Fourth Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Jeonju Iwon Ltd. (*1)	”	0.0	0.0	Korea	June 30
Wonju I one Inc. (*1)	”	0.0	0.0	Korea	June 30
Heitz Third Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woorihansoop 1st Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Electric Cable First Co., Ltd (*1)	”	0.0	0.0	Korea	June 30
Woori International First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Woori HJ First Co., Ltd. (*1)	”	0.0	0.0	Korea	June 30
Haeoreum Short-term Bond 15th and 34th beneficiary certificates for the rest (*2)	Securities investment and others	—	—	—	June 30
Principle Guaranteed Trust (*3)	Trust	0.0	0.0	Korea	June 30
Principle and Interest Guaranteed Trust (*3)	”	0.0	0.0	Korea	June 30
Woori Bank and Woori Private Equity Co., Ltd.:					June 30
Woori Private Equity Fund (*4)	Other financial business	31.9	31.9	Korea	June 30
Woori Private Equity Fund:					June 30
Woori EL Co., Ltd.	Other financial business	100.0	100.0	Korea	June 30
Woori Investment Bank:					June 30
Dongwoo First Securitization Specialty Co., Ltd. (*1)	Asset securitization	5.0	5.0	Korea	June 30

(*1)	The entity is a structured entity for the purpose of asset securitization and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*2)	The entity is a structured entity for the purpose of investment in securities and included in the consolidation scope, considering the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)	The entity is a money trust under the Financial Investment Services and Capital Markets Act and included in the consolidation scope. Though the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.
(*4)	The entity is included in the consolidation scope for the Group, as a general partner, has controlling power.

(3)	As of June 30, 2016, and December 31, 2015, despite having more than a 50% ownership interest, the Group has not consolidated the following companies as the Group does not have the ability to control following subsidiaries:

	As of June 30, 2016
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

	As of December 31, 2015
Subsidiaries	Location	Main business	Percentage of ownership (%)
Golden Bridge NHN Online Private Equity Investment (*)	Korea	Securities Investment	60.0
Heungkuk High Class Private Equity Securities Investment Trust 377th (*)	Korea	Securities Investment	51.3
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*)	Korea	Securities Investment	88.9

(*)	The Group owns the majority ownership interest in these structured entities, but has no power on the investees’ relevant activities. As results, it is deemed that the Group has no power or control on the structured entities.

(4)	The summarized financial information before the elimination of intercompany transactions of the subsidiaries whose financial information were prepared under K-IFRS for the Group’s consolidated financial statements is as follows (Unit: Korean Won in millions):

	As of and for the six months ended June 30, 2016
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	131,970	96,690	123,176	1,203	1,203
Woori Private Equity	80,737	37,582	606	(661)	(720)
Woori Finance Research Institute	3,830	418	2,374	147	136
Woori Card	6,981,928	5,608,743	750,577	60,921	64,350
Woori Investment Bank Co., Ltd.	1,564,558	1,405,001	78,794	11,413	11,394
Woori Credit Information	30,786	4,103	13,950	445	425
Woori America Bank	1,765,700	1,568,440	36,300	6,432	5,372
Woori Global Markets Asia Limited	266,350	146,995	4,217	1,224	510
Woori Bank (China) Limited	4,190,387	3,672,494	218,848	29,461	12,193
ZAO Woori Bank	256,780	212,813	7,700	2,769	8,135
PT Bank Woori Saudara Indonesia 1906 Tbk	1,885,223	1,508,787	202,169	10,364	28,268
Woori Brazil Bank	119,156	86,481	8,530	1,432	7,088
Korea BTL Infrastructure Fund	768,176	292	16,750	14,899	14,899
Woori Fund Service	10,535	611	4,005	921	921
Woori Finance Cambodia	28,961	22,351	2,085	496	450
Woori Finance Myanmar	2,275	97	353	(32)	(45)
Money trust under the Trust Business Act	1,528,632	1,499,980	42,347	20	20
Structured entity for the securitization of financial assets	540,236	951,671	15,235	3,907	4,097
Security investments structured entity	3,928,773	1,422,703	55,904	23,709	47,919

	As of and for the year ended December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori FIS	161,778	127,701	260,657	1,421	(833)
Woori Private Equity	89,365	45,491	3,669	1,224	1,024
Woori Finance Research Institute	3,605	328	4,149	86	62
Woori Card	6,604,059	5,295,225	1,379,873	116,858	119,976
Woori Investment Bank Co., Ltd.	1,206,156	1,057,992	129,404	10,435	7,830
Woori Credit Information	33,957	6,691	31,271	1,806	1,830
Woori America Bank	1,701,191	1,509,304	67,932	12,893	24,356
Woori Global Markets Asia Limited	245,246	126,401	6,851	1,763	8,958
Woori Bank (China) Limited	4,016,968	3,511,268	408,566	1,056	32,855
ZAO Woori Bank	261,026	225,194	17,301	7,232	(762)
PT Bank Woori Saudara Indonesia 1906 Tbk	1,770,900	1,417,952	375,747	24,023	10,691
Woori Brazil Bank	106,239	80,653	19,850	2,330	(7,377)
Korea BTL Infrastructure Fund	739,502	279	34,042	30,307	30,307
Woori Fund Service	9,818	815	6,247	358	358
Woori Finance Cambodia	22,767	16,607	2,705	579	946
Woori Finance Myanmar	2,252	29	9	(117)	(166)
Money trust under the Trust Business Act	1,477,657	1,449,024	56,397	125	125
Structured entity for the securitization of financial assets	545,534	961,065	22,728	(13,685)	(6,662)
Security investments structured entity	3,071,375	562,477	126,904	26,906	41,080

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for securitization of financial assets

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through providing with credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for investment in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of fund to the structured entity, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Trust Business Act

The Group provides with financial guarantee of principal and interest or principal only to some of its trust products. Due to the financial guarantees, the Group may be obliged to supplement when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

(6)	The details of the limitations with regard to the transfer of assets or the redemption of liabilities within the Group are provided below.

Some subsidiaries are regulated by the rules of certain jurisdictions, in which they were incorporated, with regard to funding or management of deposits. Also, there is the limitation that they must have pre-approval from their regulators in case of remittance of earnings to the Group.

(7)	The Group has entered into various agreements with structured entities such as asset securitization vehicles, structured finance and investment funds, and monetary funds. Where it is determined in accordance with K-IFRS 1110 that the Group has no controlling power over such structured entities, the entities are not consolidated. The nature of interests, which the Group retains, and the risks, to which the Group is exposed, of the unconsolidated structured entities are as follows:

The interests to unconsolidated structured entities, which the Group retains, are classified to asset securitization vehicles, structured finance and investment fund, based on the nature and the purpose of the structured entities.

Asset securitization vehicle issues asset-backed securities and redeems the principal and interest or distributes dividends on asset-backed securities with profits from collecting cash flows or sale of securitized assets. The Group, as a secondary guarantor, provides purchase commitments for its asset-backed securities or guarantees to such asset securitization vehicle and recognizes commission income or interest incomes related to the commitment or guarantees. As therefore, the Group would be exposed to risks to purchases or pays back asset-backed securities issued by the vehicles when a primary guarantor fails to provide the financing asset securitization vehicles.

Structured finance includes investments in project financing on real estates, social overhead capital (“SOC”), infrastructure and shipping finance. They are formed as special purpose entity by funding through equity investments and loans from various investors. Investment decisions are made by such investors including the Group based on business outlook of such projects. In relation to such investments, the Group recognizes interest incomes on loans, gains or losses on valuation of equity investments or dividend income. The structured finance is secured by additional funding agreement, guarantee or credit facilities. However, the structured financing project would fail to return the capital of equity investments or principal of loans to the Group if it is discontinued or did not achieve business outcome.

Investment funds include trusts and private equity funds. A trust is formed by contributions from various investors, operated by a manager engaged to the trust and distributed proceeds from sales of investments to the investors. A private equity fund is established in order to acquire ownership interests in a portfolio company with exit strategy after implementing financial and operational restructuring of the company. The Group recognizes unrealized gains or losses on change in value of investments in proposition of ownership interests in investments. The Group would be exposed to risks of loss when the value of portfolio investment is decreased.

Total assets of the unconsolidated structured entities, the carrying value of the related items recorded, the maximum exposure to risks, and the loss recognized in conjunction with the unconsolidated structured entities as of and for the six months ended June 30, 2016 and for the year ended December 31, 2015 are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	8,441,646	51,413,946	7,698,927
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	3,705,620	2,646,110	924,420
Loans and receivables	70,450	2,257,599	26,975
Financial assets at fair value through profit or loss	7,533	239,450	—
Available-for-sale financial assets	1,414,726	132,259	808,700
Held-to-maturity financial assets	2,211,552	—	—
Investments in joint ventures and associates	—	—	88,745
Derivative assets	1,359	16,802	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,211	956	—
Other liabilities (including provisions)	1,211	956	—
The maximum exposure to risks	4,591,950	3,668,274	924,420
Investments	3,705,620	2,646,110	924,420
Purchase agreements	74,000	—	—
Credit facilities	812,330	1,022,164	—
Loss recognized on unconsolidated structured entities	937	59,384	386

	December 31, 2015
	Asset securitization vehicle	Structured finance	Investment funds
Total asset of the unconsolidated structured entities	10,138,371	48,198,653	7,611,232
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	4,219,809	2,879,310	963,747
Loans and receivables	148,811	2,439,207	26,976
Financial assets at fair value through profit or loss	—	274,175	—
Available-for-sale financial assets	1,649,949	133,455	654,705
Held-to-maturity financial assets	2,420,870	—	—
Investments in joint ventures and associates	—	—	282,066
Derivative assets	179	32,473	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	3,688	728	—
Derivative liabilities	126	—	—
Other liabilities (including provisions)	3,562	728	—
The maximum exposure to risks	5,250,850	3,877,161	963,747
Investments	4,219,809	2,879,310	963,747
Purchase agreements	74,000	48,000	—
Credit facilities	957,041	949,851	—
Loss recognized on unconsolidated structured entities	2,205	47,942	—

(8)	Subsidiaries of which non-controlling interests are significant to the Group’s consolidated financial statements are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	June 30, 2016	December 31, 2015
Woori Investment Bank	68,448	64,013
PT Bank Woori Saudara Indonesia 1906 Tbk	64,982	58,880

2)	Net income attributable to non-controlling interests

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Woori Investment Bank	4,806	2,871
PT Bank Woori Saudara Indonesia 1906 Tbk	2,692	3,467

3)	Dividends to non-controlling interests

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
PT Bank Woori Saudara Indonesia 1906 Tbk	1,242	778

2.	SIGNIFICANT BASIS OF PREPARATION AND ACCOUNTING POLICIES

The Group’s consolidated financial statements are prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”) 1034, Interim Financial Reporting. It is necessary to use the annual financial statements for the year ended December 31, 2015 for understanding of the accompanying consolidated financial statements.

Unless stated below, the accounting policies applied in preparing the accompanying interim consolidated financial statements have been applied consistently with the annual consolidated financial statements as of and for the year ended December 31, 2015.

(1)	The Group has newly adopted the following amendment to K-IFRS that affected the Group’s accounting policies.

Amendments to K-IFRS 1001 – Presentation of Financial Statements

The amendments to K-IFRS 1001 clarify the concept of applying materiality in practice and restrict an entity reducing the understandability of its financial statements by obscuring material information with immaterial information or by aggregating material items that have different natures or functions. The application of these amendments has no significant impact on the disclosure in the Group’s consolidated financial statements.

Amendments to K-IFRS 1016 – Property, plant and Equipment

The amendments to K-IFRS 1016 prohibit the Group from using a revenue-based depreciation method for items of property, plant and equipment. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1038 – Intangible Assets

The amendments to K-IFRS 1038 rebuts presumption that revenue is not an appropriate basis for the amortization of an intangible assets, which the presumption can only be rebutted when the intangible asset expressed as a measure of revenue or when it can be demonstrated that revenue and consumption of the economic benefits of the intangible asset are highly correlated. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1110 – Consolidated Financial Statements & K-IFRS – 1112 Disclosure of interests in other entities & K-IFRS 1028 – Investment in associates

The amendments clarify that in applying the equity method of accounting to an associate or a joint venture that is an investment entity, an investor may retain the fair value measurements that the associate or joint venture used for its subsidiaries. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Amendments to K-IFRS 1111 – Accounting for Acquisitions of Interests in Joint Operations

The amendments to K-IFRS 1111 provides guidance on how to account for the acquisition of joint operation that constitutes a business as defined in K-IFRS 1103 Business Combinations. A joint operator is also required to disclose the relevant information required by K-IFRS 1103 and other standards for business combinations. The application of these amendments has no significant impact on the Group’s consolidated financial statements.

Other than the amendment stated above, there are several annual improvements in the current period, but the application of the amendments has had no material effect on the Group’s consolidated financial statements.

(2)	The Group has not applied the following K-IFRSs that have been issued but are not yet effective:

Amendments to K-IFRS 1109 – Financial Instruments

The amendments to K-IFRS 1109 contain the requirements for the classification and measurement of financial assets and financial liabilities based on a business model whose objective is achieved both by collecting contractual cash flows and selling financial assets and based on the contractual terms that give rise on specified dates to cash flows, impairment methodology based on the expected credit losses, and broadened types of instruments that qualify as hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting and the change of the hedge effectiveness test. This standard will supersede K-IFRS 1039 – Financial instruments: Recognition and measurement, the amendments are effective for annual periods beginning on or after 1 January 2018.

Amendments to K-IFRS 1115 – Revenue from Contracts with Customers

The core principle under K-IFRS 1115 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments introduces a 5-step approach to revenue recognition and measurement: 1) Identify the contract with a customer, 2) Identify the performance obligations in the contract, 3) Determine the transaction price, 4) Allocate the transaction price to the performance obligations in the contract, 5) Recognize revenue when (or as) the entity satisfies a performance obligation. This standard will supersede K-IFRS 1011 - Construction Contracts, K-IFRS 1018- Revenue, K-IFRS 2113 - Customer Loyalty Programmes, K-IFRS 2115-Agreements for the Construction of Real Estate, K-IFRS 2118 - Transfers of Assets from Customers, and K-IFRS 2031-Revenue-Barter Transactions Involving Advertising Services. The amendments are effective for annual periods beginning on or after 1 January 2018.

The Group is in the process of evaluating the impact on the consolidated financial statements upon the adoption of amendments of K-IFRSs that have been issued but are not yet effective.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

In the application of the Group’s accounting policies to the interim financial statements, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results can differ from those estimates based on such definitions.

The significant judgments which management has made about the application of the Group’s accounting policies and key sources of uncertainty in estimate do not differ from those used in preparing the consolidated financial statements for the year ended December 31, 2015.

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks. The Group is required to analyze and assess the level of complex risks, and determine the permissible level of risks and manage such risks. The Group’s risk management procedures have been established to improve the quality of assets for holding or investment purposes by making decisions as how to avoid or mitigate risks through the identification of the source of the potential risks and their impact.

The Group has established an approach to manage the acceptable level of risks and reduce the excessive risks in financial instruments in order to maximize the profit given risks present, for which the Group has implemented processes for risk identification, assessment, control, and monitoring and reporting.

The risk is managed by the risk management department in accordance with the Group’s risk management policy. The Risk Management Committee makes decisions on the risk strategies such as the avoidance of concentration on capital at risk and the establishment of acceptable level of risk.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goals of credit risk management are to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Maximum exposure to credit risk

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees and loan commitment for loan contracts.

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loans and receivables:
Korean treasury and government agencies	12,032,045	12,062,603
Banks	25,148,819	19,048,126
Corporates	95,283,038	93,765,023
Consumers	128,372,109	119,966,310

Sub-total	260,836,011	244,842,062

Financial assets at fair value through profit or loss (“FVTPL”):
Gold banking assets	22,418	24,884
Debt securities held for trading	2,599,572	2,617,406
Derivative assets for trading	968	986
Derivative assets	2,388,646	2,390,497

Sub-total	5,011,604	5,033,773

Available-for-sale (“AFS”) debt securities	15,832,289	14,723,577
Held-to-maturity (“HTM”) securities	13,781,383	13,621,640
Derivative assets for hedging	292,180	183,128
Off-balance accounts :
Guarantees	15,633,785	17,315,443
Loan commitments	83,660,012	88,211,580

Sub-total	99,293,797	105,527,023

Total	395,047,264	383,931,203

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	June 30, 2016
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	245,807,902	3,526,987	2,706,735	834,474	270,436	7,689,477	260,836,011
Financial assets at FVTPL (*2)	2,600,540	—	—	22,418	—	—	2,622,958
AFS debt securities	15,497,467	36,754	110,630	—	—	187,438	15,832,289
HTM securities	13,645,009	—	20,964	—	—	115,410	13,781,383
Off-balance accounts	96,953,015	540,518	128,340	85,047	29,576	1,557,301	99,293,797

Total	374,503,933	4,104,259	2,966,669	941,939	300,012	9,549,626	392,366,438

	December 31, 2015
	Korea	China	USA	UK	Japan	Others (*1)	Total
Loans and receivables	231,685,404	2,808,255	2,606,044	644,387	192,599	6,905,373	244,842,062
Financial assets at FVTPL (*2)	2,618,392	—	—	24,884	—	—	2,643,276
AFS debt securities	14,427,447	38,094	96,443	—	—	161,593	14,723,577
HTM securities	13,525,799	—	15,112	—	—	80,729	13,621,640
Off-balance accounts	103,454,192	607,685	88,552	107,239	28,884	1,240,471	105,527,023

Total	365,711,234	3,454,034	2,806,151	776,510	221,483	8,388,166	381,357,578

(*1)	Others consist of financial assets in Indonesia, Vietnam, Panama and European countries, etc.
(*2)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code (Unit: Korean Won in millions):

	June 30, 2016
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,677,396	38,120,743	38,097,512	4,761,352	120,909,855	10,269,153	260,836,011
Financial assets at FVTPL (*)	13,021	968	1,614,286	—	—	994,683	2,622,958
AFS debt securities	1,049,179	77,992	8,972,784	42,538	—	5,689,796	15,832,289
HTM securities	1,780,589	20,000	8,103,514	370,953	—	3,506,327	13,781,383
Off-balance accounts	17,900,473	29,140,647	10,625,317	4,548,237	32,488,190	4,590,933	99,293,797

Total	69,420,658	67,360,350	67,413,413	9,723,080	153,398,045	25,050,892	392,366,438

(*)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL

	December 31, 2015
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and receivables	48,470,594	37,699,589	32,604,765	5,160,497	112,491,741	8,414,876	244,842,062
Financial assets at FVTPL (*)	23,617	986	1,460,037	—	—	1,158,636	2,643,276
AFS debt securities	781,989	47,119	9,213,137	31,159	—	4,650,173	14,723,577
HTM securities	1,931,529	20,000	7,875,325	472,209	—	3,322,577	13,621,640
Off-balance accounts	18,572,657	31,975,235	13,871,934	5,307,240	30,606,423	5,193,534	105,527,023

Total	69,780,386	69,742,929	65,025,198	10,971,105	143,098,164	22,739,796	381,357,578

(*)	Financial assets at FVTPL comprise gold banking assets, debt securities held for trading and financial assets designated at FVTPL.

3)	Credit risk of loans and receivables

The credit exposure of loans and receivables by customer and loan condition are as follows (Unit: Korean Won in millions):

	June 30, 2016
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,034,825	25,166,844	54,096,539	32,682,002	7,471,742	94,250,283	127,402,664	258,854,616
Loans and receivables overdue but not impaired	—	759	73,572	97,166	86,120	256,858	828,387	1,086,004
Impaired loans and receivables	—	3,436	2,056,313	509,508	315,437	2,881,258	519,873	3,404,567

Gross loans and receivables	12,034,825	25,171,039	56,226,424	33,288,676	7,873,299	97,388,399	128,750,924	263,345,187

Allowance for credit losses	2,780	22,220	1,461,875	506,481	137,005	2,105,361	378,815	2,509,176

Total, net	12,032,045	25,148,819	54,764,549	32,782,195	7,736,294	95,283,038	128,372,109	260,836,011

	December 31, 2015
			Corporates
	Korean treasury and government agencies	Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Loans and receivables neither overdue nor impaired	12,065,749	19,062,673	53,282,955	31,665,220	7,618,968	92,567,143	118,888,052	242,583,617
Loans and receivables overdue but not impaired	—	682	66,770	91,406	—	158,176	900,313	1,059,171
Impaired loans and receivables	—	2,331	2,005,366	506,793	585,684	3,097,843	577,157	3,677,331

Gross loans and receivables	12,065,749	19,065,686	55,355,091	32,263,419	8,204,652	95,823,162	120,365,522	247,320,119

Allowance for credit losses	3,146	17,560	1,393,401	516,891	147,847	2,058,139	399,212	2,478,057

Total, net	12,062,603	19,048,126	53,961,690	31,746,528	8,056,805	93,765,023	119,966,310	244,842,062

a)	Credit quality of loans and receivables

The Group manages credit quality of its loans and receivables, (neither overdue nor impaired, net of allowance) through an internal rating system. Segregation of credit quality is as follows (Unit: Korean Won in millions):

	June 30, 2016
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	12,032,045	25,147,871	44,059,241	19,030,498	5,695,737	68,785,476	123,230,161	229,195,553
Lower grade (*2)	—	64	9,695,142	13,406,351	1,749,193	24,850,686	4,024,741	28,875,491

Total	12,032,045	25,147,935	53,754,383	32,436,849	7,444,930	93,636,162	127,254,902	258,071,044

Value of collateral	31,580	362,439	18,219,924	24,786,620	4,162,677	47,169,221	106,356,935	153,920,175

	December 31, 2015
	Korean treasury and government agencies		Corporates
		Banks	General business	Small & medium sized enterprise	Project financing	Sub-total	Consumers	Total
Upper grade (*1)	12,062,603	19,044,317	41,511,690	16,597,807	5,275,015	63,384,512	114,559,012	209,050,444
Lower grade (*2)	—	1,044	11,434,413	14,817,366	2,271,579	28,523,358	4,187,183	32,711,585

Total	12,062,603	19,045,361	52,946,103	31,415,173	7,546,594	91,907,870	118,746,195	241,762,029

Value of collateral	11,391	413,893	18,096,065	24,412,038	4,220,936	46,729,039	98,376,621	145,530,944

(*1)	AAA~BBB for Corporates and 1~6 level for Consumers
(*2)	BBB- ~C for Corporates and 7~10 level for Consumers

Allowances for credit losses, for loans and receivables neither overdue nor impaired, amounting to 783,572 million Won and 821,588 million Won as of June 30, 2016 and as of December 31, 2015, respectively, which are deducted from the loans and receivables above.

b)	Aging analysis of loans and receivables

Aging analysis of loans and receivables (overdue but not impaired, net of allowance) is as follows (Unit: Korean Won in millions):

	June 30, 2016
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	—	61,347	66,052	38,636	166,035	639,336	805,371
30 to 60 days	—	210	6,366	15,501	—	21,867	94,547	116,624
60 to 90 days	—	234	3,656	6,083	10,287	20,026	45,571	65,831

Total	—	444	71,369	87,636	48,923	207,928	779,454	987,826

Value of collateral (*)	—	—	13,466	74,070	55,671	143,207	591,701	734,908

	December 31, 2015
Overdue	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small & medium sized enterprise	Project financing	Sub-total
Less than 30 days	—	92	52,157	58,854	—	111,011	716,245	827,348
30 to 60 days	—	120	3,902	16,584	—	20,486	98,889	119,495
60 to 90 days	—	222	9,537	4,969	—	14,506	39,330	54,058

Total	—	434	65,596	80,407	—	146,003	854,464	1,000,901

Value of collateral (*)	—	—	4,340	63,749	—	68,089	644,073	712,162

(*)	The collateral value held is the recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for loans and receivables that are overdue but not impaired, amounting to 98,178 million Won and 58,270 million Won as of June 30, 2016 and December 31, 2015, respectively, which are deducted from the loans and receivables above.

c)	Impaired loans and receivables

Impaired loans and receivables, net of allowance are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	440	938,797	257,710	242,441	1,438,948	337,753	1,777,141
Value of collateral (*)	—	—	781,717	295,550	100,885	1,178,152	262,858	1,441,010

	December 31, 2015
	Korean treasury and government agencies	Banks	Corporates				Consumers	Total
			General business	Small and medium sized enterprise	Project financing	Sub-total
Impaired loans	—	2,331	949,991	250,948	510,211	1,711,150	365,651	2,079,132
Value of collateral (*)	—	—	840,461	285,873	174,918	1,301,252	294,725	1,595,977

(*)	The collateral value held is recoverable amount used when calculating allowance for credit losses.

Allowances for credit losses, for impaired loans and receivables amounting to 1,627,426 million Won and 1,598,199 million Won as of June 30, 2016 and December 31, 2015, respectively, are deducted from the impaired loans and receivables above.

4)	Credit quality of debt securities

The Group manages debt securities based on the external credit rating. Credit soundness of debt securities on the basis of External Credit Assessment Institution (“ECAI”)’s rating is as follows (Unit: Korean Won in millions):

	June 30, 2016
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,629,274	12,029,121	13,224,974	26,883,369
AA- ~ AA+	737,887	3,115,401	437,303	4,290,591
BBB- ~ A+	232,411	603,058	119,106	954,575
Below BBB-	968	84,709	—	85,677

Total	2,600,540	15,832,289	13,781,383	32,214,212

	December 31, 2015
	Financial assets at FVTPL (*)	AFS debt securities	HTM securities	Total
AAA	1,670,647	11,802,897	13,158,286	26,631,830
AA- ~ AA+	651,103	2,238,670	380,541	3,270,314
BBB- ~ A+	295,656	656,238	82,813	1,034,707
Below BBB-	986	25,772	—	26,758

Total	2,618,392	14,723,577	13,621,640	30,963,609

(*)	Financial assets at FVTPL comprise debt securities held for trading and financial assets designated at FVTPL.

(2)	Market risk

Market risk is the possible risk of loss arising from trading activities and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates. Market risk occurs as a result of changes in the interest rates and foreign exchange rates for financial instruments that are not yet settled, and all contracts are exposed to a certain level of volatility according to changes in the interest rates, credit spreads, foreign exchange rates and the price of equity securities.

1)	Market risk management

For trading activities and non-trading activities, the Group avoids, bears, or mitigates risks by identifying the underlying source of the risks, measuring parameters and evaluating their appropriateness.

On a yearly basis, the Risk Management Committee establishes a Value at Risk (“VaR”, maximum losses) limit, loss limit and risk capital limit by subsidiaries for its management purposes. The limit by investment desk/dealer is independently managed to the extent of the limit given to subsidiaries and the limit by investment and loss cut is managed by the risk management personnel with department.

The Group uses both a standard-based and an internal model-based approach to measure market risk. The standard-based approach is used to calculate individual market risk of owned capital while the internal model-based approach is used to calculate general capital market risk and it is used to measure internal risk management measure. For the trading activities, the Risk Management department measures the VaR limit by department, risk factor and loss limit on a daily basis and reports regularly to the Risk Management Committee.

2)	Sensitivity analysis of market risk

The Group performs the sensitivity analyses both for trading and for non-trading activities.

For trading activities, the Group uses a VaR model that uses certain assumptions of possible fluctuations in market condition and, by conducting simulations of gains and losses, under which the model estimates the maximum losses that may occur. A VaR model predicts based on statistics of possible losses on the portfolio at a certain period currently or in the future. It indicates the maximum expected loss with at least 99% credibility. In short, there exists a one percent possibility that the actual loss might exceed the predicted loss generated from the VaR calculation. The actual results are periodically monitored to examine the validity of the assumptions and variables and factors that are used in VaR calculations. However, this approach cannot prevent the loss when the market fluctuation exceeds expectation.

For the non-trading activities, interest rate Earning at Risk (“EaR”) and interest rate VaR, which is based on the simulations of the Net Interest Income (“NII”) and Net Present Value (“NPV”), are calculated for the Bank, and the risks for all other subsidiaries are measured and managed by the interest rate EaR and the interest rate VaR calculations based on the Bank for International Settlements (“BIS”) Framework.

NII is a profit based indicator for displaying profit changes in the short term due to short term interest changes. It will be estimated as subtracting interest expenses of liabilities from the interest income of assets. NPV is an indicator for displaying risks in economical view according to unfavorable changes related to interest rate. It will be estimated as subtracting the present value of liabilities from the present value of assets. EaR shows the maximum profit-loss amount, which indicates the maximum deduction amount caused by the unfavorable changes related to the interest rate of a certain period of time (i.e. 1 year). Interest rate VaR shows the potential maximum loss generated by the unfavorable changes during a certain period of time in the present or future.

a)	Trading activities

The minimum, maximum and average Value at Risk(“VaR”) for the six months ended June 30, 2016 and the year ended December 31, 2015, respectively, and the VaR as of June 30, 2016 and December 31, 2015, respectively, are as follows (Unit: Korean Won in millions):

	As of June 30, 2016	For the six months ended June 30, 2016			As of December 31, 2015	For the year ended December 31, 2015
Risk factor		Average	Maximum	Minimum		Average	Maximum	Minimum
Interest rate	2,852	2,908	6,430	1,367	2,907	2,742	3,991	1,211
Stock price	4,063	3,259	5,028	2,304	3,186	2,411	4,377	531
Foreign currencies	4,406	5,268	7,686	3,967	3,997	3,415	4,847	2,329
Commodity price	83	137	258	21	117	102	218	5
Diversification	(3,944)	(6,478)	(10,283)	(4,034)	(5,017)	(3,858)	(6,910)	(411)

Total VaR	7,460	5,094	9,119	3,625	5,190	4,812	6,523	3,665

b)	Non-trading activities

The NII and NPV are calculated for the assets and liabilities owned by the Bank, respectively, by using the simulation method. The scenario responding to interest rate (“IR”) changes are as follows (Unit: Korean Won in millions):

Name of scenario	June 30, 2016		December 31, 2015
	NII	NPV	NII	NPV
Base case	4,300,919	25,662,586	4,248,972	22,441,148
Base case (Prepay)	4,330,064	23,510,812	4,243,033	21,418,343
IR 100bp up	4,678,254	24,695,032	4,628,056	21,747,451
IR 100bp down	3,895,330	26,713,515	3,863,665	23,192,051
IR 200bp up	5,055,456	23,805,686	5,007,090	21,107,510
IR 200bp down	3,056,404	27,858,400	3,137,452	23,998,930
IR 300bp up	5,432,658	22,988,966	5,386,122	20,517,630
IR 300bp down	2,099,325	30,263,905	2,123,516	25,345,104

The interest EaR and VaR are calculated based on the BIS Framework of other subsidiaries other than the Bank are as follows (Unit: Korean Won in millions):

June 30, 2016		December 31, 2015
EaR	VaR	EaR	VaR
161,977	95,149	153,717	80,086

The Group estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows of principal amounts and interests from interest bearing assets and liabilities by re-pricing date are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	143,353,103	40,670,572	10,445,069	9,261,118	55,796,740	33,703,583	293,230,185
AFS financial assets	3,402,079	2,743,105	1,924,736	2,212,549	5,728,679	745,384	16,756,532
HTM financial assets	2,357,689	1,872,838	1,515,252	1,133,055	6,575,947	907,766	14,362,547

Total	149,112,871	45,286,515	13,885,057	12,606,722	68,101,366	35,356,733	324,349,264

Liability:
Deposits due to customers	95,098,802	42,355,728	28,336,719	20,904,669	31,423,241	683,659	218,802,818
Borrowings	13,280,997	1,307,657	874,729	504,565	2,940,566	441,362	19,349,876
Debentures	847,304	2,055,245	1,878,164	2,071,570	13,854,924	4,834,851	25,542,058

Total	109,227,103	45,718,630	31,089,612	23,480,804	48,218,731	5,959,872	263,694,752

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years ~	Total
Asset:
Loans and receivables	140,191,350	41,178,643	8,201,386	8,043,459	50,083,399	30,613,803	278,312,040
AFS financial assets	1,346,353	2,176,565	2,821,168	2,031,687	6,480,914	702,884	15,559,571
HTM financial assets	1,980,893	1,652,225	1,191,175	1,611,999	6,957,745	922,081	14,316,118

Total	143,518,596	45,007,433	12,213,729	11,687,145	63,522,058	32,238,768	308,187,729

Liability:
Deposits due to customers	96,907,809	31,975,594	21,386,037	28,539,885	30,592,054	26,732	209,428,111
Borrowings	13,631,363	1,601,846	900,149	498,146	3,088,516	499,110	20,219,130
Debentures	3,056,172	1,142,939	747,728	2,028,080	12,197,477	4,584,085	23,756,481

Total	113,595,344	34,720,379	23,033,914	31,066,111	45,878,047	5,109,927	253,403,722

3)	Currency risk

Currency risk arises from monetary financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

	June 30, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	23,605	27,492,424	115,681	1,309,682	20,198	3,527,949	1,151	1,491,571	3,536,079	37,357,705
Financial assets at FVTPL	143	166,924	97	1,099	—	—	2	2,733	16,894	187,650
AFS financial assets	597	694,997	—	—	210	36,754	1	629	225,566	957,946
HTM financial assets	—	—	—	—	—	—	—	—	136,374	136,374

Total	24,345	28,354,345	115,778	1,310,781	20,408	3,564,703	1,154	1,494,933	3,914,913	38,639,675

	June 30, 2016
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	177	206,286	472	5,347	—	—	56	72,523	87,815	371,971
Deposits due to customer	10,875	12,666,247	116,264	1,316,282	16,144	2,819,813	404	523,993	3,547,233	20,873,568
Borrowings	8,635	10,057,148	7,415	83,951	—	—	208	269,731	237,896	10,648,726
Debentures	3,055	3,558,471	—	—	900	157,203	33	42,752	283,400	4,041,826
Other financial liabilities	3,721	4,333,614	3,757	42,532	3,141	548,703	99	128,872	935,298	5,989,019

Total	26,463	30,821,766	127,908	1,448,112	20,185	3,525,719	800	1,037,871	5,091,642	41,925,110

Off-balance accounts	9,105	10,604,260	29,267	331,348	1,052	183,671	496	642,055	289,914	12,051,248

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Asset:
Loans and receivables	25,178	29,509,364	112,138	1,089,991	16,177	2,887,324	1,141	1,460,773	3,163,999	38,111,451
Financial assets at FVTPL	143	167,270	113	1,096	—	—	1	987	428	169,781
AFS financial assets	483	565,872	—	—	211	37,671	—	622	80,273	684,438
HTM financial assets	13	15,288	—	—	—	—	—	—	80,553	95,841

Total	25,817	30,257,794	112,251	1,091,087	16,388	2,924,995	1,142	1,462,382	3,325,253	39,061,511

	December 31, 2015
	USD		JPY		CNY		EUR		Others	Total
	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Foreign currency	Won equivalent	Won equivalent	Won equivalent
Liability:
Financial liabilities at FVTPL	149	174,554	499	4,853	—	—	33	42,299	98,312	320,018
Deposits due to customer	11,701	13,713,829	114,940	1,117,225	15,174	2,708,309	301	385,077	1,204,774	19,129,214
Borrowings	8,757	10,262,750	17,834	173,350	276	49,231	441	565,235	111,447	11,162,013
Debentures	3,054	3,578,711	5,680	55,209	900	160,632	33	42,257	503,066	4,339,875
Other financial liabilities	2,150	2,519,715	3,176	30,867	2,850	508,596	69	88,658	706,388	3,854,224

Total	25,811	30,249,559	142,129	1,381,504	19,200	3,426,768	877	1,123,526	2,623,987	38,805,344

Off-balance accounts	9,914	11,619,118	26,451	257,103	797	142,208	528	676,588	504,092	13,199,109

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations due to its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching the use of funds (assets) and sources of funds (liabilities) or unexpected cash outflows. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying maturity gap, and then gap ratio through performing various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	690,645	371	469	479	169,335	—	861,299
Deposits due to customers	125,972,154	36,269,899	24,085,860	27,122,727	6,072,626	2,729,934	221,253,200
Borrowings	8,826,386	2,186,378	1,546,359	1,602,003	4,967,707	435,419	19,564,252
Debentures	847,504	2,055,094	1,877,835	2,072,128	13,880,816	4,808,577	25,541,954
Other financial liabilities	16,445,691	30,228	3,424	1,879	277,962	2,804,522	19,563,706

Total	152,782,380	40,541,970	27,513,947	30,799,216	25,368,446	10,778,452	287,784,411

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	123,618,943	25,623,490	17,391,363	35,942,949	7,623,477	2,716,859	212,917,081
Borrowings	8,678,642	2,504,599	2,126,241	1,155,179	5,311,041	499,722	20,275,424
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,448,045	25,530	4,504	2,429	84,660	2,589,577	11,154,745

Total	144,532,098	29,297,032	20,270,032	39,140,322	25,377,983	10,390,160	269,007,627

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	690,645	371	469	479	169,335	—	861,299
Deposits due to customers	135,995,341	38,701,771	21,531,349	18,296,029	4,972,122	2,357,157	221,853,769
Borrowings	8,826,427	2,186,378	1,546,336	1,601,984	4,967,707	435,419	19,564,251
Debentures	847,504	2,055,094	1,877,835	2,072,128	13,880,816	4,808,577	25,541,954
Other financial liabilities	16,445,691	30,228	3,424	1,879	277,962	2,804,522	19,563,706

Total	162,805,608	42,973,842	24,959,413	21,972,499	24,267,942	10,405,675	287,384,979

	December 31, 2015
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
Financial liabilities at FVTPL	730,495	408	54	11,850	161,537	—	904,344
Deposits due to customers	129,716,295	27,884,256	16,876,865	28,164,198	6,506,300	3,384,994	212,532,908
Borrowings	8,678,664	2,504,588	2,126,234	1,155,176	5,311,041	499,722	20,275,425
Debentures	3,055,973	1,143,005	747,870	2,027,915	12,197,268	4,584,002	23,756,033
Other financial liabilities	8,454,338	25,530	4,504	2,429	84,660	2,589,577	11,161,038

Total	150,635,765	31,557,787	19,755,527	31,361,568	24,260,806	11,058,295	268,629,748

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, but the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “Within 3months” in the table below. The cash flow from derivatives held for hedge purpose is estimated at the amount after the offset of the cash inflow and outflow.

The cash flow by the maturity of derivative financial liabilities as of June 30, 2016 and December 31, 2015 are as follow (Unit: Korean Won in millions):

	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	5 years~	Total
June 30, 2016	2,430,411	60	13,486	59	915	—	2,444,931
December 31, 2015	2,580,827	—	—	—	—	—	2,580,827

4)	Maturity analysis of off-balance accounts such as guarantees and commitments

The Group provides guarantees on behalf of customers. A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. Under a loan commitment, the Group agrees to make funds available to a customer in the future. Loan commitments which are usually for a specified term may be unconditionally cancellable or may persist, provided all conditions in the loan facility are satisfied or waived. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, loan commitments, and other guarantees, however, under the terms of the guarantees and loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korea Won in millions):

	June 30, 2016	December 31, 2015
Guarantees	15,633,785	17,315,443
Loan commitments	83,660,012	88,211,580

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problem or external factors.

1)	Operational risk management

The Group maintains the operational risk management system under Basel II. The Group developed advanced measurement approach to quantify required capital for operational risk. This system is used for reinforcement in market competitions, reducing the amount of risk capitals, managing the risk, and precaution for any unexpected occasions. This system was tested by the independent third party, and approved by the Financial Supervisory Service.

2)	Operational risk measurement

To quantify required capital for operational risk, the Group applies advanced measurement approaches (AMA) using of internal loss data, business environment and internal control factors (BEICFs), and scenario analysis (SBA). For the operational risk management for its subsidiaries, the Group adopted the Basic Indicator Approach.

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy ratio is based on Basel III of Basel Committee on Banking Supervision within Bank for International Settlement and Basel III was applied from December 2013. The capital adequacy ratio is calculated by dividing its own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

According to the above regulations, the Group is required to meet the following new minimum requirements: 5.375% and 4.5% common equity Tier 1 ratio, 6.875% and 6% Tier 1 capital ratio, and 8.875% and 8% total capital ratio as of June 30, 2016 and December 31, 2015, respectively. The details are as following (Unit: Korean won in millions):

	June 30, 2016	December 31, 2015
Tier 1 capital	13,713,255	13,047,567
Other Tier 1 capital	2,717,785	3,016,309
Tier 2 capital	4,865,881	4,987,529

Total risk-adjusted capital	21,296,921	21,051,405

Risk-weighted assets for credit risk	143,989,402	142,127,112
Risk-weighted assets for market risk	2,386,000	2,595,566
Risk-weighted assets for operational risk	9,397,769	9,348,221

Total risk-weighted assets	155,773,171	154,070,899

Common equity Tier 1 ratio	8.80%	8.47%
Tier 1 capital ratio	10.55%	10.43%

Total capital ratio	13.67%	13.66%

Provided the subsidiaries included in the scope of consolidation due to the merger with Woori Finance Holdings (i.e., Woori Card Co., Ltd., Woori Investment Bank Co., Ltd., Woori FIS Co., Ltd., Woori Private Equity Co., Ltd., and Woori Finance Research Institute Co., Ltd.) are ruled out, Common Equity Tier 1 ratio, Tier 1 capital ratio and Total capital ratio as of June 30, 2016 are adjusted to 9.89%, 11.84% and 15.20%, respectively.

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (the “CODM”) utilizes the information per types of customers. This financial information of the segments is regularly reviewed by the CODM to make decisions about resources to be allocated to each segment and evaluate its performance.

(1)	Segment by types of customers

The Group’s reporting segments comprise the following customers: consumer banking, corporate banking, investment banking, capital market, credit card, headquarters and others. The reportable segments are classified based on the target customers for whom the service is being provided.

Details of products and services
Consumer banking	Loans/deposits and financial services for consumer, etc.
Corporate banking	Loans/deposits and export/import, financial services for corporations, etc.
Investment banking	Domestic/foreign investment, structured finance, M&A, equity & fund investment related business, venture advisory related tasks, real estate SOC development practices, etc.
Capital market	Fund management, investment securities and derivatives business, etc.
Credit card	Credit card, cash service and card loan, etc.
Headquarter and others	Segments that do not belong to the above segments

1)	Details of assets and liabilities by each segment are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	103,025,351	106,405,097	6,186,813	12,968,683	6,981,928	79,275,064	314,842,936	(6,024,585)	308,818,351
Liabilities	50,279,570	176,206,571	64,783	12,189,748	5,608,743	44,350,202	288,699,617	277,805	288,977,422

	December 31, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit Card	Headquarter and Others	Sub-total	Inter-segment transaction	Total
Assets	95,612,964	107,313,193	6,646,754	7,903,460	6,604,059	73,713,629	297,794,059	(5,934,987)	291,859,072
Liabilities	46,049,309	170,127,944	41,772	6,410,552	5,295,225	42,578,200	270,503,002	2,046,155	272,549,157

2)	Details of operating income by each segment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	730,180	865,252	7,118	30,068	209,246	298,198	2,140,062	348,696	2,488,758
Interest income	1,477,402	1,547,508	79,065	9,971	272,729	671,903	4,058,578	234,984	4,293,562
Interest expense	(517,960)	(915,304)	(85)	(117)	(63,483)	(421,567)	(1,918,516)	113,712	(1,804,804)
Inter-segment	(229,262)	233,048	(71,862)	20,214	—	47,862	—	—	—
Net non-interest income	271,854	273,016	72,457	9,720	47,094	173,523	847,664	(474,695)	372,969
Non-interest income	471,714	268,261	291,061	3,725,729	474,217	2,546,058	7,777,040	(91,447)	7,685,593
Non-interest expense	(213,453)	(16,616)	(218,604)	(3,716,009)	(427,123)	(2,337,571)	(6,929,376)	(383,248)	(7,312,624)
Inter-segment	13,593	21,371	—	—	—	(34,964)	—	—	—
Other expense	(906,599)	(703,531)	(69,239)	(14,592)	(175,413)	(136,583)	(2,005,957)	93,333	(1,912,624)
Administrative expense	(876,032)	(464,081)	(6,329)	(8,163)	(68,642)	(303,766)	(1,727,013)	82,461	(1,644,552)
Impairment losses due to credit loss and others	(30,567)	(239,450)	(62,910)	(6,429)	(106,771)	167,183	(278,944)	10,872	(268,072)

Operating income	95,435	434,737	10,336	25,196	80,927	335,138	981,769	(32,666)	949,103
Non-operating income(loss)	(34,886)	(2,663)	22,977	—	(1,778)	29,696	13,346	(51,328)	(37,982)

Net income before income tax expense	60,549	432,074	33,313	25,196	79,149	364,834	995,115	(83,994)	911,121
Income tax benefit(expense)	(14,653)	(108,574)	(8,062)	(6,097)	(18,228)	1,219	(154,395)	1,061	(153,334)

Net income	45,896	323,500	25,251	19,099	60,921	366,053	840,720	(82,933)	757,787

	For the six months ended June 30, 2015
	Consumer banking	Corporate banking	Investment banking	Capital market	Credit card	Headquarters and others	Sub-total	Inter- segment transaction	Total
Net Interest income	610,554	817,702	467	19,188	177,462	395,594	2,020,967	296,525	2,317,492
Interest income	1,419,971	1,664,903	77,728	10,594	237,029	808,477	4,218,702	163,775	4,382,477
Interest expense	(661,081)	(958,005)	(9)	(42)	(59,567)	(519,031)	(2,197,735)	132,750	(2,064,985)
Inter-segment	(148,336)	110,804	(77,252)	8,636	—	106,148	—	—	—
Net non-interest income	275,654	261,966	47,779	16,286	101,097	166,501	869,283	(472,472)	396,811
Non-interest income	423,044	251,942	210,747	2,164,594	451,288	1,482,902	4,984,517	(264,764)	4,719,753
Non-interest expense	(157,580)	(7,344)	(162,968)	(2,148,308)	(350,191)	(1,288,843)	(4,115,234)	(207,708)	(4,322,942)
Inter-segment	10,190	17,368	—	—	—	(27,558)	—	—	—
Other expense	(869,706)	(991,551)	21,329	(24,118)	(141,842)	(316,390)	(2,322,278)	180,467	(2,141,811)
Administrative expense	(861,199)	(429,679)	(6,215)	(7,722)	(56,370)	(309,864)	(1,671,049)	135,338	(1,535,711)
Impairment losses due to credit loss and others	(8,507)	(561,872)	27,544	(16,396)	(85,472)	(6,526)	(651,229)	45,129	(606,100)

Operating income	16,502	88,117	69,575	11,356	136,717	245,705	567,972	4,520	572,492
Non-operating income(loss)	(13,089)	(2,460)	23,870	24	(1,448)	122,774	129,671	(14,589)	115,082

Net income before income tax expense	3,413	85,657	93,445	11,380	135,269	368,479	697,643	(10,069)	687,574
Income tax benefit(expense)	(826)	(20,729)	(22,614)	(2,754)	(22,210)	(99,697)	(168,830)	10,075	(158,755)

Net income	2,587	64,928	70,831	8,626	113,059	268,782	528,813	6	528,819

(2)	Information on products and services

The products of the Group are classified as interest-bearing products such as loans, deposits and debt securities and non-interest bearing products such as loan commitment, credit commitment, equity securities, and credit card service. This classification of products has been reflected in the segment information presenting interest income and non-interest income.

(3)	Information on geographical areas

Of the Group’s revenue (interest income and non-interest income) from services, revenue from the domestic customers for the six months ended June 30, 2016 and 2015 amounted to 11,595,475 million Won and 8,589,649 million Won, respectively, and revenue from the foreign customers amounted to 383,680 million Won and 512,581 million Won, respectively. Of the Group’s non-current assets (investments in joint ventures and associates, investment properties, premises and equipment and intangible assets), non-current assets located in Korea as of June 30, 2016 and December 31, 2015 are 3,441,609 million Won and 3,666,276 million Won, respectively, and in foreign countries are 227,932 million Won and 220,093 million Won, respectively.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Cash and checks	2,481,816	2,091,064
Foreign currencies	807,696	656,183
Demand deposits	1,572,982	3,286,747
Fixed deposits	510,599	610,061

Total	5,373,093	6,644,055

(2)	Significant transactions not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Changes in other comprehensive income due to valuation of AFS financial assets	80,223	44,111
Changes in other comprehensive income (loss) of investment in associates	(233)	1,665
Changes in other comprehensive income (loss) of overseas business translation	(2,649)	1,739
Changes in other comprehensive income on valuation of cash flow hedge	10,371	—
Changes in other comprehensive loss due to remeasurement of the net defined benefit liability	(44,667)	(26,888)
Changes in investments in associates due to equity swap and others	—	74,481
Changes in investments in associates due to accounts transfer	(145,748)	—
Changes in unpaid dividends of hybrid equity securities	(347)	2,734
Changes in payables due to intangible assets	—	165,496

7.	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

(1)	Financial assets at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Financial assets held for trading	5,065,529	5,120,062
Financial assets designated at FVTPL	12,985	12,595

Total	5,078,514	5,132,657

(2)	Financial assets held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Deposits:
Gold banking assets	22,418	24,884
Securities:
Debt securities
Korean treasury and government agencies	548,291	798,397
Financial institutions	1,391,886	1,175,303
Corporates	659,395	643,706
Equity securities	38,921	62,945
Beneficiary certificates	9,596	14,017
Securities loaned	6,376	10,313

Sub-total	2,654,465	2,704,681

Derivatives assets	2,388,646	2,390,497

Total	5,065,529	5,120,062

(3)	Financial assets designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Debt securities	968	986
Equity securities	12,017	11,609

Total	12,985	12,595

8.	AVAILABLE FOR SALE FINANCIAL ASSETS

AFS financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Debt securities:
Korean treasury and government agencies	4,012,460	3,558,789
Financial institutions	5,974,801	5,625,825
Corporates	4,115,182	3,887,981
Asset-backed securities	254,435	258,657
Bond denominated in foreign currencies	920,497	637,920
Sub-total	15,277,375	13,969,172
Equity securities	1,464,248	1,337,707
Beneficiary certificates	2,197,346	1,118,028
Securities loaned	512,993	720,010
Others	25,361	25,675

Total	19,477,323	17,170,592

9.	HELD TO MATURITY FINANCIAL ASSETS

HTM financial assets are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Korean treasury and government agencies	3,502,977	3,366,942
Financial institutions	4,769,347	4,138,250
Corporates	5,372,685	6,020,607
Bond denominated in foreign currencies	136,374	95,841

Total	13,781,383	13,621,640

10.	LOANS AND RECEIVABLES

(1)	Loans and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Due from banks	9,351,375	11,174,806
Loans	238,109,644	225,547,768
Other receivables	13,374,992	8,119,488

Total	260,836,011	244,842,062

(2)	Due from banks are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Due from banks in local currency:
Due from the Bank of Korea (“BOK”)	6,308,089	6,885,516
Due from depository banks	—	300,500
Due from non-monetary financial institutions	22,904	12,197
Due from the Korea Exchange	1,546	1,868
Others	38,463	34,525
Allowance for credit losses	(1,532)	(2,063)

Sub-total	6,369,470	7,232,543

Due from banks in foreign currencies:
Due from banks on demand	1,008,906	1,945,918
Time deposits	1,224,838	1,178,081
Others	752,677	822,888
Allowance for credit losses	(4,516)	(4,624)

Sub-total	2,981,905	3,942,263

Total	9,351,375	11,174,806

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

Financial institution	Counterparty	June 30, 2016	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,308,089	Reserve deposits under The BOK Act
Others	Shinhan Investment Corp. and others	38,463	Treasury stock trust contracts and others

		6,346,552

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,008,904	Reserve deposits under The BOK Act and others
Others	Central Bank of China and others	729,557	Deposit reserves and others

		1,738,461

		8,085,013

Financial institution	Counterparty	December 31, 2015	Reason of restriction
Due from banks in local currency:
Due from the Bank of Korea	The BOK	6,885,516	Reserve deposits under The BOK Act
Others	Samsung Securities Co., Ltd. and others	34,525	Reserve deposits of the futures and options and others

		6,920,041

Due from banks in foreign currencies:
Due from banks on demand	The BOK and others	1,944,976	Reserve deposits under The BOK Act and others
Others	The Central Bank of China and others	811,168	Reserve deposits and others

		2,756,144

		9,676,185

(4)	Details of loans are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loans in local currency	191,072,177	185,154,851
Loans in foreign currencies	13,987,576	13,104,820
Domestic bankers’ letter of credit	4,493,550	4,805,433
Credit card accounts	6,227,882	6,099,219
Bills bought in foreign currencies	8,026,654	6,647,918
Bills bought in local currency	135,324	134,645
Factoring receivables	143,791	149,688
Advances for customers on guarantees	59,037	44,242
Privately placed bonds	309,261	330,889
Securitized loans	303,210	309,990
Call loans	2,935,328	2,758,156
Bonds purchased under resale agreements	12,016,682	7,583,743
Loan origination costs and fees	455,222	435,005
Others	101,241	45,622
Present value discount	(2,290)	(4,985)
Allowance for credit losses	(2,155,001)	(2,051,468)

Total	238,109,644	225,547,768

(5)	Details of other loan and receivables are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
CMA accounts	209,000	213,000
Receivables	10,839,645	5,648,159
Accrued income	1,043,888	971,179
Telex and telephone subscription rights and refundable deposits	1,052,776	1,056,309
Other receivables	577,810	650,743
Allowance for credit losses	(348,127)	(419,902)

Total	13,374,992	8,119,488

(6)	Changes in the allowances for credit losses on loans and receivables are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(203,433)	(1,686,194)	(145,810)	(442,620)	(2,478,057)
Net reversal of provision (net provision)	(43,409)	(429,470)	(96,328)	64,649	(504,558)
Recoveries of loans previously charged off	(24,388)	(130,430)	(20,604)	—	(175,422)
Charge-offs	71,614	198,049	134,184	397	404,244
Sales of loans and receivables	1,640	179,513	—	648	181,801
Unwinding effect	5,294	40,036	—	—	45,330
Others	(299)	14,025	—	3,760	17,486

Ending balance	(192,981)	(1,814,471)	(128,558)	(373,166)	(2,509,176)

	For the six months ended June 30, 2015
	Consumers	Corporates	Credit card	Others	Total
Beginning balance	(326,435)	(2,128,090)	(129,117)	(370,264)	(2,953,906)
Net reversal of provision (net provision)	(80,166)	(645,485)	(78,511)	14,342	(789,820)
Recoveries of loans previously charged off	(13,569)	(65,719)	(15,606)	—	(94,894)
Charge-offs	154,973	649,570	88,690	235	893,468
Sales of loans and receivables	2,242	84,061	—	801	87,104
Unwinding effect	6,646	52,137	—	—	58,783
Others	133	98,970	—	30,799	129,902

Ending balance	(256,176)	(1,954,556)	(134,544)	(324,087)	(2,669,363)

11.	THE FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•	Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•	Level 2—fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in over-the-counter (“OTC”) but not required significant judgment.

•	Level 3—fair value measurements are those derived from valuation technique that include inputs for the asset or liability that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	22,418	—	—	22,418
Debt securities	418,868	2,180,704	—	2,599,572
Equity securities	38,921	—	—	38,921
Beneficiary certificates	—	9,596	—	9,596
Securities loaned	6,376	—	—	6,376
Derivative assets	6,542	2,294,080	88,024	2,388,646

Sub-total	493,125	4,484,380	88,024	5,065,529

Financial assets designed at FVTPL
Debt securities	—	—	968	968
Equity securities	—	—	12,017	12,017

Sub-total	—	—	12,985	12,985

AFS financial assets
Debt securities	2,458,014	12,819,361	—	15,277,375
Equity securities	355,158	—	1,109,090	1,464,248
Beneficiary certificates	—	1,741,938	455,408	2,197,346
Securities loaned	399,250	113,743	—	512,993
Others	—	25,361	—	25,361

Sub-total	3,212,422	14,700,403	1,564,498	19,477,323

Derivative assets	—	292,078	102	292,180

Total	3,705,547	19,476,861	1,665,609	24,848,017

Financial liabilities:
Financial liabilities held for trading
Deposits	22,185	—	—	22,185
Derivative liabilities	888	2,340,840	88,594	2,430,322

Sub-total	23,073	2,340,840	88,594	2,452,507

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,639	677,538	688,177
Debentures	—	95,583	—	95,583

Sub-total	—	106,222	677,538	783,760

Derivative liability	—	14,609	—	14,609

Total	23,073	2,461,671	766,132	3,250,876

	December 31, 2015
	Level 1 (*1)	Level 2 (*1)	Level 3 (*2)	Total
Financial assets:
Financial assets held for trading
Deposits	24,884	—	—	24,884
Debt securities	689,600	1,927,806	—	2,617,406
Equity securities	62,945	—	—	62,945
Beneficiary certificates	—	14,017	—	14,017
Securities loaned	10,313	—	—	10,313
Derivative assets	419	2,311,402	78,676	2,390,497

Sub-total	788,161	4,253,225	78,676	5,120,062

Financial assets designed at FVTPL
Debt securities	—	—	986	986
Equity securities	—	—	11,609	11,609

Sub-total	—	—	12,595	12,595

AFS financial assets
Debt securities	2,235,229	11,733,943	—	13,969,172
Equity securities	344,339	—	993,368	1,337,707
Beneficiary certificates	—	740,958	377,070	1,118,028
Securities loaned	615,570	104,440	—	720,010
Others	—	20,367	5,308	25,675

Sub-total	3,195,138	12,599,708	1,375,746	17,170,592

Derivative assets	—	177,155	5,973	183,128

Total	3,983,299	17,030,088	1,472,990	22,486,377

Financial liabilities:
Financial liabilities held for trading
Deposits	24,872	—	—	24,872
Derivative liabilities	136,845	2,365,375	78,607	2,580,827

Sub-total	161,717	2,365,375	78,607	2,605,699

Financial liabilities designated at FVTPL
Equity-linked securities	—	10,660	747,351	758,011
Debentures	—	96,851	—	96,851

Sub-total	—	107,511	747,351	854,862

Total	161,717	2,472,886	825,958	3,460,561

(*1)	There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers between the Levels at the end of reporting period within which events have occurred or conditions have changed.
(*2)	Certain AFS unquoted equity securities were measured at cost as of June 30, 2016 and December 31, 2015, that are amounting to 17,491 million Won and 42,451 million Won, respectively. These unquoted equity instruments mostly represent minority investments in structured entity vehicles such as asset securitization structures. They are measured at cost because (a) observable inputs of financial information to measure fair value were not available to obtain, or (b) there is a significant variance in likely estimated cash flows or (c) the probabilities for the various estimated cash flows could not be measured reliably. In addition, there were no indicators of impairments in these investments and the Group has no intention to dispose these investments in the foreseeable future.

Certain financial assets are carried at cost, even though under K-IFRS it is required to be remeasured at their fair value, since they do not have quoted market prices in an active market and cannot be measured reliably at fair value. The carrying amount of the financial assets which have been disposed for the six months ended June 30, 2016 is 160 million Won and related loss from the disposals is 41 million Won.

Financial assets and liabilities designated at FVTPL, financial assets and liabilities held for trading, AFS financial assets, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group establishes the fair value using valuation techniques. Fair value measurement methods for each type of financial instruments are as follows:

	Fair value measurement technique	Input variables

Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, credit spread

Equity securities

Among Discounted Cash Flow (“DCF”) Model, Free Cash Flow to Equity (“FCFE”) Model, comparable company analysis, dividend discount model, risk-adjusted rate of return method, and net asset value method, one or more methods are used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate beta

Derivatives

The in-house developed model which is based on the models that are used by market participants in the valuation of general OTC derivative products, such as options, interest rate swaps, and currency swap that are based on inputs observable in the market.

However, for some complicated financial instruments of which valuation should be based on some assumptions since some significant or all inputs to be used in the model are not observable in the market, the in-house derived model which is developed from the general valuation models, such as Finite Difference Method (“FDM”) or Monte Carlo Simulation.

Risk-free market rate, forward rate, volatility, foreign exchange rate, stock prices, etc.

Financial instruments linked to stock prices or derivatives	The fair value of security linked to stock prices or derivatives is measured by the models such as DCF model, FDM, or Monte Carlo Simulation given the natures of the securities or underlying assets.	Values of underlying assets, risk-free market rate, market rate, dividend and convenience yield, correlation, volatility, credit spread, and foreign exchange rate

Debenture	The fair value is measured by discounting the projected cash flows of a debenture by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, forward rate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Input variable	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increases
		Historical variability	27.5%~40.9%	Volatility of fair value increases as historical variability increase
		Credit risk adjustment ratio	99.73%	Fair value decreases as credit risk adjustment ratio increases
Derivative liabilities	Option valuation model and others	Correlation	0.31~0.861	Volatility of fair value increases as correlation increase
		Historical variability	27.5%~40.9%	Volatility of fair value increase due to historical variability increase
Equity-linked securities	Monte Carlo Simulation and others	Correlation	0.343~0.791

Compound financial instrument’s fair value increases as both of historical variability and correlation increase when correlation decreases, however, despite of increase of historical variability, the fair value of compound financial instrument may decrease

		Historical variability	15.1%~46.3%
Equity securities	External appraisal value and others	Expected growth rate	0%~1%	Fair value increases as expected growth rate increases

Fair value of financial assets and liabilities classified into level 3 is measured by the Group using its own valuation techniques or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities classified into level 3 are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	January 1, 2016	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2016
Financial assets:
Financial assets held for trading	78,676	33,250	—	(1,075)	(22,827)	—	88,024
Derivative assets	78,676	33,250	—	(1,075)	(22,827)	—	88,024
Financial assets designed at FVTPL
Debt securities	986	(18)	—	—	—	—	968
Equity securities	11,609	408	—	—	—	—	12,017

Sub-total	12,595	390	—	—	—	—	12,985

AFS financial assets
Equity securities (*3)	993,368	(2,613)	51,058	188,676	(103,944)	(17,455)	1,109,090
Beneficiary certificates	377,070	1,733	(2,414)	90,939	(11,920)	—	455,408
Others	5,308	594	(642)	—	(5,260)	—	—

Sub-total	1,375,746	(286)	48,002	279,615	(121,124)	(17,455)	1,564,498

Derivative assets	5,973	3,619	—	—	(9,490)	—	102

Total	1,472,990	36,973	48,002	278,540	(153,441)	(17,455)	1,665,609

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities	78,607	32,323	—	—	(22,336)	—	88,594
Financial liabilities designated at FVTPL
Equity-linked securities	747,351	(47,721)	—	983	(23,075)	—	677,538

Total	825,958	(15,398)	—	983	(45,411)	—	766,132

(*1)	The gain amounting to 47,643 million Won for the six months ended June 30, 2016, which is from financial assets and liabilities that the Group holds , has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

	For the six months ended June 30, 2015
	January 1, 2015	Net Income (loss) (*1)	Other comprehensive income (loss)	Purchases/ Issuances	Disposals/ Settlements	Transfer to or out of level 3 (*2)	June 30, 2015
Financial assets:
Financial assets held for trading
Derivative assets (*3)	49,274	56,301	—	(710)	(52,396)	(1,009)	51,460
Financial assets designed at FVTPL
Equity-linked securities	6,066	—	—	—	(6,066)	—	—
Equity securities	10,567	577	—	—	—	—	11,144

Sub-total	16,633	577	—	—	(6,066)	—	11,144

AFS financial assets
Equity securities (*4)	1,031,918	(28,736)	47,838	54,797	(24,260)	(11,540)	1,070,017
Beneficiary certificates	355,694	5,674	(9,026)	67,995	(57,363)	—	362,974
Others	14,241	(7,064)	1,484	—	(3,239)	—	5,422

Sub-total	1,401,853	(30,126)	40,296	122,792	(84,862)	(11,540)	1,438,413

Derivative assets	11,946	4,176	—	—	(9,411)	—	6,711

Total	1,479,706	30,928	40,296	122,082	(152,735)	(12,549)	1,507,728

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*3)	41,711	56,111	—	6,332	(50,210)	(934)	53,010
Financial liabilities designated at FVTPL
Equity-linked securities	361,993	9,067	—	746,889	(276,994)	—	840,955

Total	403,704	65,178	—	753,221	(327,204)	(934)	893,965

(*1)	The loss amounting to 46,303 million Won for the six months ended June 30, 2015, which is from financial assets and liabilities that the Group holds, has been recognized in net gain (loss) on financial instruments at FVTPL and net gain (loss) on AFS financial assets in the consolidated statement of comprehensive income.
(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.
(*3)	As the variables used for the valuation of equity related derivatives and interest rate related derivatives were observable in the market, such derivatives were transferred into level 2 from level 3.
(*4)	AFS financial assets were transferred out of level 1 to level 3 upon the change of the fair value measurement method of the assets by using quoted prices in the active market from previously using the external valuation specialists.

(4)	Sensitivity analysis through reasonable changes of the unobservable inputs used to measure Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments is performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, and equity-linked securities of which fair value changes are recognized as net income; (2) equity securities and beneficiary certificates of which fair value changes are recognized as other comprehensive income. Equity securities classified as level 3 but measured at costs are excluded from sensitivity analysis.

The following table presents the sensitivity analysis which is based on reasonable estimates to explain the effect of reasonably possible alternative assumptions on the fair value of a level 3 financial instruments as of June 30, 2016 and December 31, 2015 (Unit: Korean Won in millions).

	As of June 30, 2016				As of December 31, 2015
	Net income (loss)		Other comprehensive income (loss)		Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets held for trading
Derivative assets (*1)(*2)	9,412	(9,420)	—	—	10,674	(9,729)	—	—
Financial assets designed at FVTPL:
Equity securities (*6)	780	720	—	—	793	(739)	—	—
AFS financial Assets
Equity securities (*3)(*4)	—	—	31,164	(18,304)	—	—	37,648	(20,869)
Beneficiary certificates (*4)	—	—	3,617	(2,526)	—	—	4,102	(3,875)
Others (*5)	—	—	—	—	—	—	80	(80)

Total	10,192	(8,700)	34,781	(20,830)	11,467	(10,468)	41,830	(24,824)

Financial liabilities:
Financial liabilities held for trading
Derivative liabilities (*1)(*2)	12,901	12,901	—	—	13,469	(12,281)	—	—
Financial liabilities designated at FVTPL
Equity-linked securities (*1)	2,271	(2,269)	—	—	2,289	(2,247)	—	—

Total	15,172	(13,096)	—	—	15,758	(14,528)	—	—

(*1)	Fair value changes of equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical fluctuation rate of stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate and currency related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing volatility of interest rate and credit risk adjustment ratio, which are major unobservable variables, by 10%, respectively.
(*2)	Both derivative assets (and liabilities) held for trading and hedging are included.
(*3)	Fair value changes of equity securities are calculated by increasing or decreasing growth rate (0~1%) and discount rate or liquidation value (-1~1%) and discount rate. The growth rate, discount rate, and liquidation value are major unobservable variables.
(*4)	Among the equity securities, even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation of real estate which is underlying assets and discount rate by 1%.
(*5)	Fair value changes of beneficiary certificates and other securities are calculated by increasing or decreasing price fluctuation of trust property or real estate which is underlying assets and discount rate by 1%. The price of trust property and real estates and discount rate are major unobservable variables.
(*6)	Fair value changes are calculated by increasing or decreasing the discount rate, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	As of June 30, 2016
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	764,899	13,211,500	—	13,976,399	13,781,383
Loans and receivables	—	—	265,137,548	265,137,548	260,836,011
Financial liabilities:
Deposits due to customers	—	218,901,903	—	218,901,903	218,493,838
Borrowings	—	19,430,028	—	19,430,028	19,343,450
Debentures	—	24,171,195	—	24,171,195	23,602,899
Other financial liabilities	—	23,452,418	—	23,452,418	23,452,846

	As of December 31, 2015
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
HTM financial assets	1,045,022	12,768,727	—	13,813,749	13,621,640
Loans and receivables	—	—	248,253,422	248,253,422	244,842,062
Financial liabilities:
Deposits due to customers	—	208,133,241	—	208,133,241	209,141,826
Borrowings	—	20,084,789	—	20,084,789	20,033,917
Debentures	—	22,288,472	—	22,288,472	21,898,859
Other financial liabilities	—	16,961,987	—	16,961,987	16,964,206

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value using alternative assumptions through developing fair value measurement methods. Alternative assumptions and fair value measurement methods for financial assets and liabilities that are measured at amortized costs are given as follows:

	Fair value measurement technique	Input variables
Debt securities

The fair value is measured by discounting the projected cash flows of debt securities by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the issuers of the securities.

Risk-free market rate, Credit spread

Loans and receivables

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, Credit spread, Prepayment-rate

Deposit due to customers, Borrowings and Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, Forward rate

12. DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial assets

1)	Transferred financial assets that meet condition of derecognition

The book value, fair value of, and maximum exposure to loss from the financial assets that were derecognized from the separate financial statements of the Group through disposals, but the Group still have continuous involvements are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to Korea Asset Management Corporation(“KAMCO”) (*)	Post settlement	—	—	701

	December 31, 2015
	Type of continuous involvement	Book value of continuous participation	Fair value of continuous participation	Maximum exposure to loss
Conditional disposal of loans to KAMCO (*)	Post settlement	—	—	701

(*)	For ex-post settling up amount of the collateral is not fixed yet, expected cash flow cannot be reliably measured as of June 30, 2016 and December 31, 2015, and the maximum exposure to loss is disclosed at the transfer price. Though the transfer does not qualify for derecognition in accordance with K-IFRS 1039 Financial Instrument: Recognition and Measurement, the Group derecognized the financial asset from the consolidated financial statements applying exception for retrospective application of transactions before the date of transition to IFRSs in K-IFRS 1101 First-time Adoption of K-IFRS.

2)	Transferred financial assets that are not derecognized in their entirety

a)	Disposal of securities under repurchase agreement

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015
Transferred property	AFS financial assets	1,494,272	603,274
	HTM financial assets	12,334	139,340

	Total	1,506,606	742,614

Related liabilities	Disposal of securities under repurchase agreements	1,469,791	671,629

b)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred, however, they should be returned at the end of lending period and therefore the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously regardless of the transfer of legal ownership. The carrying amounts of securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,376	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	512,993	720,010	Korea Securities Finance Corporation and others

	Total	519,369	730,323

The details of the transferred financial assets that are not derecognized in their entirety, such as disposal of securities under repurchase agreement or securities loaned, are explained in Note 18.

(1)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032, Financial Instruments: Presentation. Therefore, the total number of uncollected domestic exchange receivables or unpaid domestic exchange payable has been countervailed with part of unpaid domestic exchange payable or uncollected domestic exchange receivables, respectively, and has been disclosed in loans and receivables or other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange, and payable spot exchange which do not satisfy the offsetting criteria of K-IFRS 1032, but provide the Group the right of, under the circumstances of the trading party’s defaults, insolvency, or bankruptcy, the offsetting. Item such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency, or bankruptcy, the derivative assets, derivative liabilities, receivable spot exchange, and the net amount of payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreements and accounted it as collateralized borrowing. Also, the Group has entered into a purchase and resale agreement and accounted it as secured loans. The repurchase and resale agreement can have the offsetting right only under the trading party’s default, insolvency, or bankruptcy which do not satisfy the offsetting criteria of K-IFRS 1032, the Group recorded the collateralized borrowings in borrowings and the secured loans in loans and receivables. The Group under the repurchase agreements has offsetting right only upon the counter-party’s default, insolvency or bankruptcy, thus the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement of which do not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold (purchased) under repurchase agreements as borrowings (loans and receivables).

As of June 30, 2016 and December 31, 2015, the financial instruments to be set off and may be covered by master netting agreements and similar agreements are given as below (Unit: Korean Won in millions):

	June 30, 2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,673,610	14,728	2,658,882	11,375,451	—	913,044
Receivable spot exchange (*2)	9,629,613	—	9,629,613
Bonds purchased under resale agreements (*2)	12,007,529	—	12,007,529	12,007,529	—	—
Domestic exchanges receivable (*2)(*5)	29,620,733	29,151,313	469,420	—	—	469,420

Total	53,931,485	29,166,041	24,765,444	23,382,980	—	1,382,464

	June 30, 2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	2,900,871	14,728	2,886,143	11,792,943	94,175	627,882
Payable spot exchange (*3)	9,628,857	—	9,628,857
Bonds sold under repurchase agreements (*4)	1,469,791	—	1,469,791	1,469,791	—	—
Domestic exchanges payable (*3)(*5)	33,471,703	29,151,313	4,320,390	4,314,318	—	6,072

Total	47,471,222	29,166,041	18,305,181	17,577,052	94,175	633,954

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

	December 31, 2015
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities set off	Net amounts of financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral received
Financial assets:
Derivative assets and others (*1)	2,573,107	8,857	2,564,250	5,615,376	53,162	1,239,821
Receivable spot exchange (*2)	4,344,109	—	4,344,109
Bonds purchased under resale agreements (*2)	7,583,743	—	7,583,743	7,583,743	—	—
Domestic exchanges receivable (*2)(*5)	29,980,302	29,467,000	513,302	—	—	513,302

Total	44,481,261	29,475,857	15,005,404	13,199,119	53,162	1,753,123

	December 31, 2015
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets set off	Net amounts of financial liabilities presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Master netting agreement	Cash collateral pledged
Financial liabilities:
Derivative liabilities and others (*1)	3,144,595	8,857	3,135,738	6,205,345	173,268	1,100,044
Payable spot exchange (*3)	4,342,919	—	4,342,919
Bonds sold under repurchase agreements (*4)	671,629	—	671,629	671,629	—	—
Domestic exchanges payable (*3)(*5)	31,493,204	29,467,000	2,026,204	2,020,717	—	5,487

Total	39,652,347	29,475,857	10,176,490	8,897,691	173,268	1,105,531

(*1)	The items include derivatives held for trading, derivatives for hedging and equity linked securities.
(*2)	The items are included in loans and receivables.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

13.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

		Percentage of ownership (%)		Financial statements as of
Subsidiaries	Main business	June 30, 2016	December 31, 2015
Woori Bank and Woori Private Equity Company Ltd.:
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Finance	26.4	26.4	June 30
Woori Bank:
Kumho Tire Co., Inc. (*1)(*2)	Manufacturing	14.2	14.2	March 31 (*3)
Woori Service Networks Co., Ltd. (*4)	Freight & staffing services	4.9	4.9	May 31 (*3)
Korea Credit Bureau Co., Ltd. (*5)	Credit information	9.9	9.9	June 30
Korea Finance Security Co., Ltd. (*4)	Security service	15.0	15.0	May 31 (*3)
United PF 1st Corporate Financial Stability (*13)	Finance	—	17.7	—
Chin Hung International Inc. (*2)	Construction	28.4	28.4	May 31 (*3)
Poonglim Industrial Co., Ltd. (*12)	”	30.9	30.7	March 31 (*3)
STX Engine Co., Ltd. (*1)(*2)	Manufacturing	29.2	29.2	March 31 (*3)
Samho International Co., Ltd. (*1)(*2)	Construction	7.8	7.8	June 30
Force TEC Co., Ltd. (*6)	Freight & staffing services	34.4	34.4	—
Hana Construction Co., Ltd. (*14)	Construction	—	22.4	—
STX Corporation (*1) (*2)	Wholesale of non-specialized goods	15.0	15.0	March 31 (*3)
Osung LST Co., Ltd. (*1) (*2)	Manufacturing	11.1	11.1	March 31 (*3)
Saman Corporation (*5)	General construction Technology service	9.2	9.2	March 31 (*3)
Dongwoo C & C Co., Ltd. (*6)	Construction	23.2	23.2	—
SJCO Co., Ltd. (*6)	Aggregate transportation and wholesale	26.5	26.5	—
Ilyang construction Co., Ltd. (*14)	Construction	—	40.0	—
G2 Collection Co., Ltd. (*6)	Wholesale and retail sales	28.9	28.9	—
The Base Enterprise Co., Ltd. (*6)(*10)	Manufacturing	48.4	—	—
Heungjiwon Co., Ltd. (*6)(*10)	Other printing	27.8	—	—
Kyesan Engineering Co., Ltd. (*6)(*10)	Construction	23.2	—	—
Good Software Lap Co., Ltd. (*6)(*10)	Service	28.9	—	—

		Percentage of ownership (%)		Financial statements as of
Subsidiaries	Main business	June 30, 2016	December 31, 2015
Wongwang Co., Ltd. (*6)(*10)	Wholesale and real estate	29.0	—	—
Sejin Construction Co., Ltd. (*6)(*9)	Construction	29.6	—	—
Gachi Staff Co.,Ltd. (*6)(*10)	Wholesale of Luggage and Travel Related Accessories	27.1	—	—
Deokwon Food Co., Ltd .(*6)(*10)	Processing, Preserving of Poultry Products	27.3	—	—
QTS Shipping Co., Ltd. (*6)(*9)	Freight Transport Brokerage, Agency and Other Supporting Transport Services	49.4	—	—
K-Growth crowd 2step Fund (*11)	Other financial business	25.8	—	June 30
Woori Growth Partnerships New Technology Private Equity Fund (*11)	Other financial business	23.1	—	June 30
Woori Private Equity Fund:
Woori Renaissance Holdings (*7)	Other financial business	51.6	51.6	June 30
Woori Private Equity Company Ltd.:
Woori Columbus First PEF (*8)	Other financial business	1.9	1.9	June 30

(*1)	The Group has significant influence on these entities through its position in the creditors’ council which is the decision making body regarding to financial and operational policies of associates.
(*2)	The investments in associates that have quoted market prices are Kumho Tire Co., Ltd. (current period: KRW 9,550, previous year: KRW 6,730), Chin Hung International Inc. (current period: KRW 2,000, previous year: KRW 2,300), STX Engine Co., Ltd (current period: KRW 5,520, previous year: KRW 6,800), Samho International Co., Ltd. (current period: KRW 15,550, previous year: KRW 15,550), STX Corporation. (Current period: KRW 2,300, previous year 3,435), and Osung LST Co., Ltd. (current period: KRW 1,190, previous year: KRW 795).
(*3)	The significant transactions and events between the end of reporting dates of the investees and the investors have been properly adjusted.
(*4)	The significant business of Woori Service Network Co., Ltd. and Korea Finance Security Co., Ltd. is transacted mostly with the Group.
(*5)	The Group can participate in decision-making body and exercise significant influence over Korea Credit Bureau Co., Ltd. and Saman Corporation. through business partnerships.
(*6)	The carrying value of investments in Force TEC Co., Ltd. and Dongwoo C & C Co., Ltd., SJCO Co.,Ltd., and G2 collection Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Wongwang Co., Ltd., Sejin Construction Co., Ltd., Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co.,Ltd. is nil as of June 30, 2016 and December 31, 2015, respectively.
(*7)	The Group owns more than 50% ownership of Woori Renaissance Holdings, however, the investment in this entity is accounted for using equity method as the ownership right and related contracts meet the definition of joint arrangement under K-IFRS 1111 Joint Arrangements.
(*8)	As a general partner of Woori Columbus First PEF, the Group has significant influence over the entity’s operational and financial policy making process, including participating in dividend or other distribution. As such, the investment in this entity is accounted for using equity method.
(*9)	Due to debt-equity swap and conversion of convertible bonds occurred for the six months ended June 30, 2016 the ownership interest of Sejin Construction Co., Ltd., QTS Shipping Co., Ltd. has increased.
(*10)	Even though the Group’s ownership ratio of the entity was more than 20%, it did not have significant influence over the entity due to the fact that the entity was going through workout process under receivership, thus it was excluded from the investment in associates. However, as the workout was over during the year ended June 30, 2016, it has been included in the investment in associates.
(*11)	Due to capital contribution by the Group occurred during the six months ended June 30, 2016, it has been included in the investment in associates.
(*12)	Due to acquisition of treasury stock of Poonglim Industrial Co., Ltd. during the six months ended June 30, 2016, Percentage of ownership increased.
(*13)	As the Group lost significant influence over United PF 1st Corporate Financial Stability during the six months ended June 30, 2016, it was excluded from the investment in associates.
(*14)	As the Group sold its ownership interests in the entities during the six months ended June 30, 2016, they were excluded from the investment in associates.

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Acquisition cost	January 1, 2016	Share of profits (losses)	Acquisition (*1)	Disposal and others (*2)	Dividends	Change in Capital	Impairment	June 30, 2016
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	43,917	56,044	182	—	(10,561)	(2,971)	—	—	42,694
Kumho Tire Co., Inc.	175,652	214,050	(6,222)	—	—	—	4,095	—	211,923
Woori Service Networks Co., Ltd.	108	139	(9)	—	—	(12)	—	—	118
Korea Credit Bureau Co., Ltd.	3,313	5,291	54	—	—	(135)	—	—	5,210
Korea Finance Security Co., Ltd.	3,266	3,711	(364)	—	—	(54)	—	—	3,293
United PF 1st Corporate financial stability	172,441	187,592	3,266	—	(190,858)	—	—	—	—
Chin Hung International Inc.	89,725	43,936	156	—	—	—	81	—	44,173
Poonglim Industrial Co., Ltd.	13,916	5,313	863	—	—	—	(2,928)	—	3,248
STX Engine Co., Ltd.	92,038	51,276	(1,564)	—	—	—	(451)	(4,645)	44,616
SamHo Co., Ltd.	7,492	14,325	1,744	—	—	—	1	—	16,070
STX Corporation	42,215	4,251	(3,824)	—	—	—	4,029	—	4,456
Osung LST Co., Ltd.	15,405	10,985	(2,903)	—	—	—	19	—	8,101
Saman Corporation	8,521	8,521	219	—	—	—	—	—	8,740
K-Growth crowd 2step Fund	800	—	(13)	800	—	—	—	—	787
Woori Growth Partnerships New Technology Private Equity Fund	5,421	—	(373)	5,421	—	—	—	—	5,048
Woori Renaissance Holdings	63,000	37,121	1,723	—	—	—	—	—	38,844
Woori Columbus First PEF	1,200	1,306	66	—	—	—	—	—	1,372

	738,430	643,861	(6,999)	6,221	(201,419)	(3,172)	4,846	(4,645)	438,693

(*1)	The items include acquisition through account transference such as debt-for-equity swap, amounting to 5,421 million Won for the six months ended June 30, 2016.
(*2)	Investments in associates decreased by 190,858 million Won through transfers to AFS financial assets occurred during the six months ended June 30, 2016.

	For the six months ended June 30, 2015
	Acquisition cost	January 1, 2015	Share of profits (losses)	Acquisition (*)	Disposal and others	Dividends	Change in Capital	Impairment	Other changes	June 30, 2015
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	81,608	100,436	4,060	—	(19,799)	(10,739)	—	—	—	73,958
Kumho Tire Co., Inc.	175,652	224,829	(3,074)	—	—	—	2,644	—	—	224,399
Woori Service Networks Co., Ltd.	108	130	(4)	—	—	(12)	—	—	—	114
Korea Credit Bureau Co., Ltd.	2,215	3,378	(19)	—	—	—	—	—	—	3,359
Korea Finance Security Co., Ltd.	3,337	4,272	(367)	—	—	(55)	—	—	—	3,850
United PF 1st Corporate financial stability	191,617	203,418	293	—	(19,176)	—	—	—	—	184,535
Chin Hung International Inc.	60,275	28,491	(3,432)	29,451	—	—	474	—	—	54,984
Poonglim Industrial Co., Ltd.	13,917	—	3,795	—	—	—	(903)	(13,362)	15,774	5,304
STX Engine Co., Ltd.	47,008	2,292	(585)	45,030	—	—	(449)	(1,489)	6,032	50,831
Samho Co., Ltd.	7,492	11,257	2,191	—	—	—	40	—	—	13,488
STX Corporation	42,215	14,348	(3,592)	—	—	—	385	—	—	11,141
Osung LST Co., Ltd.	15,405	18,482	(999)	—	—	—	6	(41,696)	30,661	6,454
Phoenix Digital Tech Co., Ltd.	1,334	—	1,610	—	—	—	—	—	—	1,610
Woori Renaissance Holdings	63,000	36,019	2,264	—	—	—	—	—	—	38,283
Woori Columbus First PEF	1,200	1,084	179	—	—	—	—	—	—	1,263

	706,383	648,436	2,320	74,481	(38,975)	(10,806)	2,197	(56,547)	52,467	673,573

(*)	The items include acquisition through account transference such as debt-for-equity swap, amounting to 74,481 million Won for the six months ended June 30, 2015.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	June 30, 2016
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	161,437	237	1,162	710
Kumho Tire Co., Inc.	5,239,268	3,989,184	701,761	(15,421)
Woori Service Networks Co., Ltd.	4,135	1,756	6,845	240
Korea Credit Bureau Co., Ltd.	60,543	10,480	22,593	(342)
Korea Finance Security Co., Ltd.	30,096	8,148	23,624	145
Chin Hung International Inc.	504,503	433,779	240,783	4,819
Poonglim Industrial Co., Ltd.	330,704	325,815	45,350	83
STX Engine Co., Ltd.	936,255	810,851	95,776	2,798
Samho Co., Ltd.	720,234	515,246	411,485	21,752
STX Corporation	1,190,073	1,138,279	426,205	(21,050)
Osung LST Co., Ltd.	94,933	37,925	10,512	(1,372)
Saman Corporation	90,156	53,511	26,310	2,384
K-Growth crowd 2step Fund	3,048	—	4	(52)
Woori Growth Partnerships New Technology Private Equity Fund	22,360	485	17	(1,020)
Woori Renaissance Holdings Inc.	98,758	28,218	4,033	3,336
Woori Columbus First PEF	72,203	833	3,762	3,465

	December 31, 2015
	Assets	Liabilities	Operating revenue	Net income (loss)
Woori black stone Korea opportunity No.1 Private equity fund	212,171	414	49,264	35,099
Kumho Tire Co., Inc.	5,197,002	3,926,952	3,039,519	(27,893)
Woori Service Networks Co., Ltd.	4,577	1,772	14,661	824
Korea Credit Bureau Co., Ltd.	63,960	13,076	53,184	2,005
Korea Finance Security Co., Ltd.	30,195	5,457	50,932	1,890
United PF 1st Corporate Financial Stability	1,088,325	30,390	117,579	18,911
Chin Hung International Inc.	516,305	446,412	624,110	(39,936)
Poonglim Industrial Co., Ltd.	352,683	331,801	206,904	13,185
STX Engine Co., Ltd.	958,468	834,499	417,125	36,615
Samho Co., Ltd.	709,109	526,379	892,871	39,664
STX Corporation	1,232,014	1,181,593	1,236,168	(44,404)
Osung LST Co., Ltd.	125,859	42,981	38,767	(30,108)
Saman Corporation	80,970	49,334	114,592	(116,019)
Woori Renaissance Holdings Inc.	95,421	28,218	12,013	6,813
Woori Columbus First PEF	68,466	562	12,158	11,570

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of June 30, 2016 and December 31, 2015, are as follows:

	June 30, 2016
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
Saenuel Co., Ltd. (*)	3,531 shares	37.4
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng. Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
DOWOO (*)	13,477 shares	41.9
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Daea SNC Co., Ltd.(*)	1,253 shares	24.0

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

	As of December 31, 2015
	Number of shares owned	Ownership (%)
Orient Shipyard Co., Ltd. (*)	465,050 shares	23.0
The Base Enterprise Co., Ltd. (*)	68,470 shares	48.4
Saenuel Co., Ltd. (*)	3,531 shares	37.4
Heungjiwon Co., Ltd. (*)	32,849 shares	27.8
E Mirae Tech Co., Ltd. (*)	7,696 shares	41.0
Jehin Trading Co., Ltd. (*)	81,610 shares	27.3
NK Eng Co., Ltd. (*)	697,033 shares	23.1
The season Co., Ltd. (*)	18,187 shares	30.1
Deokwon Food Co., Ltd. (*)	14,300 shares	27.3
Yuil PESC Co., Ltd. (*)	8,642 shares	24.0
Kyesan Engineering Co.,Ltd. (*)	60,581 shares	23.2
Good Software Lab Co.,Ltd. (*)	17,121 shares	28.9
DOWOO (*)	13,477 shares	41.9
Reading Doctors Co., Ltd. (*)	7,398 shares	35.4
Orient Star Logistics Co., Ltd. (*)	17,293 shares	22.3
Wongwang Co., Ltd. (*)	2,590 shares	29.0

(*)	Even though the Group’s ownership ratio of the entity is more than 20% as a limited partner, it is determined that the Group does not have significant influence over the entity since the Group cannot exercise significant influence in the decision making bodies, such as investment committee, thus it has been excluded from the investment in associates.

(5)	As of June 30, 2016 and December 31, 2015, the reconciliations from the net assets of associates based on the ownership ratio of the Group to its corresponding book value of investment in joint ventures and associates are as follow (Unit: Korean Won in millions except for ownership):

	As of June 30, 2016
	Net assets	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	161,200	26.4	42,554	—	—	140	42,694
Kumho Tire Co., Inc. (*)	1,137,137	14.2	160,916	48,459	—	2,548	211,923
Woori Service Networks Co., Ltd.	2,379	4.9	118	—	—	—	118
Korea Credit Bureau	50,063	9.9	4,962	248	—	—	5,210
Korea Finance Security Co., Ltd.	21,948	15.0	3,293	—	—	—	3,293
Chin Hung International Inc. (*)	69,540	28.4	19,773	24,566	—	(166)	44,173
Poonglim Industrial Co., Ltd. (*)	(86,883)	30.9	(26,835)	52,612	(22,472)	(57)	3,248
STX Engine Co., Ltd. (*)	117,079	29.2	34,229	14,954	(4,645)	78	44,616
SamHo Co., Ltd.	204,988	7.8	16,070	—	—	—	16,070
STX Corporation (*)	51,688	15.0	7,740	24,614	(28,370)	472	4,456
Osung LST Co., Ltd.	57,008	11.1	6,355	35,597	(33,839)	(12)	8,101
Saman Corporation	36,645	9.2	3,367	5,373	—	—	8,740
K-Growth crowd 2step Fund	3,048	25.8	787	—	—	—	787
Woori Growth Partnerships New Technology Private Equity Fund	21,875	23.1	5,048	—	—	—	5,048
Woori Renaissance Holdings	70,540	51.6	36,427	—	(6,441)	8,858	38,844
Woori Columbus First PEF	71,370	1.9	1,369	6	—	(3)	1,372

(*1)	The net asset amount is after reflecting preferred stocks.

	As of December 31, 2015
	Total net asset	Ownership (%)	Net assets of associates (or joint ventures)	cost-book value differential	Impairment	Intercompany transaction and others	Book value
Woori Blackstone Korea Opportunity No.1 Private Equity Fund	211,757	26.4	55,900	—	—	144	56,044
Kumho Tire Co., Inc. (*)	1,152,161	14.2	163,042	48,459	—	2,549	214,050
Woori Service Networks Co., Ltd.	2,805	4.9	139	—	—	—	139
Korea Credit Bureau	50,884	9.9	5,043	248	—	—	5,291
Korea Finance Security Co., Ltd.	24,738	15.0	3,711	—	—	—	3,711
United PF 1st Corporate financial stability	1,057,935	17.7	187,538	—	—	54	187,592
Chin Hung International Inc. (*)	68,132	28.4	19,374	24,566	—	(4)	43,936
Poonglim Industrial Co., Ltd. (*)	(58,065)	30.7	(17,837)	45,622	(22,472)	—	5,313
STX Engine Co., Ltd. (*)	123,969	29.2	36,230	14,927	—	119	51,276
Samho International Co., Ltd.	182,730	7.8	14,325	—	—	—	14,325
STX Corporation	50,421	15.0	7,552	24,610	(28,370)	459	4,251
Osung LST Co., Ltd.	82,878	11.1	9,238	35,597	(33,839)	(11)	10,985
Saman Corporation	31,636	9.2	2,911	5,610	—	—	8,521
Woori Renaissance Holdings	67,203	51.6	34,677	—	(6,441)	8,885	37,121
Woori Columbus First PEF	67,904	1.9	1,304	6	—	(4)	1,306

(*1)	The net asset amount is after reflecting preferred stocks.

14.	INVESTMENT PROPERTIES

(1)	Investment properties are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Acquisition cost	395,979	376,192
Accumulated depreciation	(27,587)	(24,696)

Net carrying value	368,392	351,496

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Beginning balance	351,496	357,550
Acquisition	3,133	—
Depreciation	(1,860)	(1,948)
Transfer	15,627	24,951
Foreign currencies translation adjustments	(4)	17

Ending balance	368,392	380,570

(3)	Fair value of investment properties is amounting to 380,697 million Won and 371,890 million Won as of June 30, 2016 and December 31, 2015, respectively. The fair value of investment property, based on the assessment that was independently performed by external appraisal agencies, is classified as level 3 on the fair value hierarchy as of June 30, 2016 and December 31, 2015.

(4)	Rental fee earned from investment properties is amounting to 2,667 million Won and 2,795 million Won for the six months ended June 30, 2016 and 2015, respectively.

15.	PREMISES AND EQUIPMENT

(1)	Premises and equipment are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,480,411	840,323	977,469	432,700	1,672	20	3,732,595
Accumulated depreciation	—	(150,475)	(791,845)	(349,114)	—	(16)	(1,291,450)

Net carrying value	1,480,411	689,848	185,624	83,586	1,672	4	2,441,145

	December 31, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Acquisition cost	1,493,628	843,343	965,820	405,801	522	20	3,709,134
Accumulated depreciation	—	(139,326)	(772,529)	(326,057)	—	(16)	(1,237,928)

Net carrying value	1,493,628	704,017	193,291	79,744	522	4	2,471,206

(2)	Changes in premises and equipment are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,493,628	704,017	193,291	79,744	522	4	2,471,206
Acquisition	—	5,522	32,580	8,104	1,222	—	47,428
Disposal	—	—	(166)	(1,324)	(67)	—	(1,557)
Depreciation	—	(12,637)	(40,943)	(31,175)	—	—	(84,755)
Classified to assets held for sale	(3,418)	(2,317)	—	—	—	—	(5,735)
Foreign currencies translation adjustments	420	446	(3)	91	(5)	—	949
Transfer	(10,364)	(5,263)	—	—	—	—	(15,627)
Others	145	80	865	28,146	—	—	29,236

Ending balance	1,480,411	689,848	185,624	83,586	1,672	4	2,441,145

	For the six months ended June 30, 2015
	Land	Building	Properties for business use	Structures in leased office	Construction in progress	Structures	Total
Beginning balance	1,514,698	706,524	209,588	70,185	102	5	2,501,102
Acquisition	26,433	14,583	28,902	14,606	234	—	84,758
Disposal	(34,453)	(4,209)	(440)	(1,189)	(28)	—	(40,319)
Depreciation	—	(12,155)	(42,654)	(20,717)	—	(1)	(75,527)
Classified to assets held for sale	(4,045)	(3,224)	—	—	—	—	(7,269)
Foreign currencies translation adjustments	(474)	(470)	(45)	94	1	—	(894)
Transfer	(23,496)	(1,455)	—	—	—	—	(24,951)
Others	(1)	(374)	(405)	9,376	(48)	—	8,548

Ending balance	1,478,662	699,220	194,946	72,355	261	4	2,445,448

16.	INTANGIBLE ASSETS AND GOODWILL

(1)	Intangible assets are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	107,713	170,743	651	208,951	631,335	28,021	1,147,414
Accumulated amortization	—	(140,083)	(353)	(150,382)	(428,906)	—	(719,724)
Accumulated impairment losses	—	—	—	—	(1,096)	(5,283)	(6,379)

Net carrying value	107,713	30,660	298	58,569	201,333	22,738	421,311

	December 31, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Acquisition cost	103,525	170,709	651	193,020	605,821	30,024	1,103,750
Accumulated amortization	—	(132,538)	(307)	(141,663)	(400,714)	—	(675,222)
Accumulated impairment losses	—	—	—	—	(3,338)	(5,384)	(8,722)

Net carrying value	103,525	38,171	344	51,357	201,769	24,640	419,806

(2)	Changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	103,525	38,171	344	51,357	201,769	24,640	419,806
Acquisition	—	233	—	15,899	25,112	186	41,430
Disposal	—	—	—	—	—	(2,631)	(2,631)
Amortization	—	(7,744)	(46)	(8,687)	(28,359)	—	(44,836)
Reversal of impairment loss	—	—	—	—	2,242	101	2,343
Foreign currencies translation adjustments	5,151	—	—	—	822	11	5,984
Others	(963)	—	—	—	(253)	431	(785)

Ending balance	107,713	30,660	298	58,569	201,333	22,738	421,311

	For the six months ended June 30, 2015
	Goodwill	Software	Industrial rights	Development cost	Others	Membership deposit	Total
Beginning balance	107,541	47,821	328	55,337	60,807	23,894	295,728
Acquisition	—	3,186	17	3,980	180,179	—	187,362
Disposal	—	(189)	—	(1,500)	—	—	(1,689)
Amortization	—	(8,471)	(40)	(9,867)	(26,791)	—	(45,169)
Reversal of impairment loss (Impairment loss)	—	—	—	—	(6)	47	41
Foreign currencies translation adjustments	(4,837)	—	—	1	(1,051)	1,096	(4,791)
Others	(203)	—	—	—	—	—	(203)

Ending balance	102,501	42,347	305	47,951	213,138	25,037	431,279

17.	ASSETS HELD FOR SALE

Assets held for sale recognized are 11,338 million Won and 17,904 million Won as of June 30, 2016 and December 31, 2015, respectively.

18.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		June 30, 2016
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Shinhan Investment Corp. and others	34,333	Collateral of Derivatives and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	289,014	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities Co., Ltd. and others	130,666	Substitute securities and others
	Korean treasury and government agencies bonds	Korea Securities Depository and others	1,494,272	Related to bonds sold under repurchase agreements (*)
AFS financial assets	Financial institutions debt securities and others	The BOK and others	3,571,604	Settlement risk and others
	Korean treasury and government agencies bonds	Korea Securities Depository	12,334	Related to bonds sold under repurchase agreements (*)
HTM financial assets	Korean treasury and government agencies bonds and others	The BOK and others	5,069,864	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,389	Leasehold rights and others

		Total	10,608,476

		December 31, 2015
		Collateral given to	Amount	Reason for collateral
Loan and receivables	Due from banks in local currency	Samsung Securities Co., Ltd. and others	30,438	Margin deposit for future or option and others
	Due from banks in foreign currencies	Korea Investment & Securities Co., Ltd. and others	452,860	Foreign margin deposit for future or option and others
Financial assets at FVTPL	Industrial and financial debt securities and others	Yuanta Securities Co., Ltd. and others	220,897	Substitute securities and others
	Korean treasury and government agencies bonds	Banco Bilbao Vizcaya Argentaria	603,274	Related to bonds sold under repurchase agreements (*)
AFS financial assets	Financial institutions debt securities and others	The BOK and others	3,595,581	Settlement risk and others
	Korean treasury and government agencies bonds	Nomura Securities Co., Ltd. and others	139,340	Related to bonds sold under repurchase agreements (*)
HTM financial assets	Korean treasury and government agencies bonds and others	The BOK and others	4,657,667	Settlement risk and others
Lands and buildings		Credit Counselling & Recovery Service and others	6,468	Leasehold rights and others

		Total	9,706,525

(*)	The Group enters into the repurchase agreements at predetermined price or original sale price added with certain rate of return after the disposal of securities. In this regards, the securities are provided as collaterals, and the purchasers are eligible to dispose or provide them as collateral. Therefore, as such securities have been transferred but have not been derecognized, the Group recognizes the relevant amount as liability (bond sold under repurchase agreements).

(2)	The carrying amounts of buildings acquired through foreclosure are as follow (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Land	28	28
Buildings	813	596

Total	841	624

(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015	Loaned to
Financial assets at FVTPL	Equity securities- listed stock	6,376	10,313	Samsung Securities Co., Ltd. and others
AFS financial assets	Korean treasury and government agencies bonds	512,993	720,010	Korea Securities Finance Corporation and others

Total		519,369	730,323

Securities loaned are lending of specific securities to borrowers who agree to return the same quantity of the same security at the end of lending period. As the Group does not derecognize these securities, there are no liabilities relates to Securities loaned.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held can be disposed and re-subjected to lien regardless of defaults of counterparties as of June 30, 2016 and December 31, 2015 are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	12,260,605	—

	December 31, 2015
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	7,661,656	—

19.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Prepaid expenses	125,321	124,080
Advance payments	2,048	1,008
Non-operative assets	841	624
Others	44,864	17,574

Total	173,074	143,286

20.	FINANCIAL LIABILITY AT FVTPL

(1)	Financial liabilities at FVTPL consist of as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Financial liabilities held for trading	2,452,507	2,605,699
Financial liabilities designated at FVTPL	783,760	854,862

Total	3,236,267	3,460,561

(2)	Financial liabilities held for trading are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Deposits due to Customers:
Gold banking liabilities	22,185	24,872
Derivative liabilities	2,430,322	2,580,827

Total	2,452,507	2,605,699

(3)	Financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Equity linked securities index:
Equity-linked securities index in short position	688,177	758,011
Debentures:
Debentures in local currency	95,583	96,851

Total	783,760	854,862

(4)	Credit risk adjustments to financial liabilities designated at FVTPL are as follows (Unit: Korean Won in millions):

	For the six months ended
	June 30, 2016	June 30, 2015
Financial liabilities designated at FVTPL subject to credit risk adjustments	783,760	1,001,994
Changes in fair value for credit risk adjustments	(324)	(631)
Accumulated changes of credit risk adjustments	(15,323)	(46,199)

In measuring derivative liabilities at fair value, credit risk adjustments reflect the Group’s own credit risk. The methodology to determine the adjustment incorporates the Group’s credit spread as observed through credit ratings.

(5)	The differences between financial liabilities at FVTPL’s carrying amount and nominal amount at maturity are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Carrying amount	783,760	854,862
Nominal amount at maturity	1,041,992	1,086,365

Differences	(258,232)	(231,503)

21.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Deposits in local currency:
Deposits on demand	9,974,130	9,728,839
Deposits at termination	181,455,594	175,598,522
Mutual installment	38,980	40,888
Deposits on notes payables	840,691	687,579
Deposits on CMA	212,334	235,089
Certificate of deposits	3,813,639	2,435,087
Other deposits	1,320,539	1,304,348

Sub-total	197,655,907	190,030,352

Deposits in foreign currencies	20,873,568	19,129,214
Present value discount	(35,637)	(17,740)

Total	218,493,838	209,141,826

22.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings as are as follows (Unit: Korean Won in millions):

	June 30, 2016
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from the BOK	The BOK	0.5 ~ 0.8	1,405,836
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,543,612
Others	The Korea Development Bank and others	0.0 ~ 3.8	4,285,618

Sub-total			7,235,066

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 7.8	9,369,682
Offshore borrowings in foreign currencies	Wells Fargo and others	0.2 ~ 1.1	33,017

Sub-total			9,402,699

Bills sold	Others	0.0 ~ 1.6	28,872
Call money	Banks and others	0.0 ~ 5.0	1,208,105
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	1,469,790
Present value discount			(1,082)

Total			19,343,450

	December 31, 2015
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	0.5 ~ 0.8	1,475,991
Borrowings from government funds	Small and Medium Business Corporation and others	0.0 ~ 3.5	1,535,953
Others	The Korea Development Bank and others	0.0 ~ 4.9	4,508,662

Sub-total			7,520,606

Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea	0.0 ~ 4.6	9,733,695
Offshore borrowings in foreign currencies	Zuercher Kantonalbank and others	0.3 ~ 0.9	32,946

Sub-total			9,766,641

Bills sold	Others	0.0 ~ 2.6	37,501
Call money	Banks and others	0.0 ~ 5.2	2,039,051
Bonds sold under repurchase agreements	Other financial institutions	0.8 ~ 4.5	671,629
Present value discount			(1,511)

Total			20,033,917

(2)	Debentures are as follows (Unit: Korean Won in millions):

	June 30, 2016		December 31, 2015
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond(*)
Ordinary bonds	0.2 ~ 11.8	18,260,367	0.2 ~ 12.0	16,868,054
Subordinated bonds	3.0 ~ 12.6	5,378,634	3.4 ~ 13.0	5,055,311
Other bonds	17.0	4,006	17.0	4,006

Sub-total		23,643,007		21,927,371

Discounts on bond		(40,108)		(28,512)

Total		23,602,899		21,898,859

(*)	The debentures of 3,653,282 million Won and 3,148,073 million Won as of June 30, 2016 and December 31, 2015, respectively, which are being hedged against risks of changes in fair value.

23.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Asset retirement obligation	58,275	39,121
Provision for guarantee (*1)	225,618	364,141
Provision for loan commitments	87,180	85,313
Provision for credit card points	6,061	5,445
Other provisions (*2)	16,564	22,581

Total	393,698	516,601

(*1)	Provision for guarantee includes provision for financial guarantee of 75,748 million Won and 77,322 million Won as of June 30, 2016 and December 31, 2015, respectively.
(*2)	Other provisions consist of provision for litigation, provision for loss recovery and others.

(2)	Changes in provisions except for asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	364,141	85,313	5,445	22,581	477,480
Provisions provided	3,251	3,840	8,364	2,424	17,879
Provisions used	(73,594)	6	(7,748)	(8,438)	(89,774)
Reversal of unused amount	(78,905)	(2,000)	—	—	(80,905)
Others	10,725	21	—	(3)	10,743

Ending balance	225,618	87,180	6,061	16,564	335,423

	For the six months ended June 30, 2015
	Provision for guarantees	Provision for loan commitments	Provision for credit card points	Other provisions	Total
Beginning balance	509,320	90,449	5,548	56,959	662,276
Provisions provided	5,741	3,573	9,137	53,473	71,924
Provisions used	(16,467)	12	(9,443)	(83,772)	(109,670)
Reversal of unused amount	(105,752)	(2,325)	—	—	(108,077)
Others	15,497	(28)	—	(3)	15,466

Ending balance	408,339	91,681	5,242	26,657	531,919

(3)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Beginning balance	39,121	29,733
Provisions provided	452	490
Provisions used	(429)	(463)
Amortization of discount difference	219	186
Reversal of provision unused	—	(179)
Increase in asset retirement expense and others	18,912	8,818

Ending balance	58,275	38,585

24.	NET DEFINED BENEFIT LIABILITY

The characteristics of the Group’s defined benefit plans characteristics are as follows:

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through Defined Benefit Retirement Pension Plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an interest rate calculated based on the yield of high quality corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of high quality corporate bonds	A decrease in profitability of high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit liabilities.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	The net defined benefit liability is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Defined benefit obligation	1,009,756	901,219
Fair value of plan assets	(930,501)	(801,528)

Net defined benefit liability	79,255	99,691

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Beginning balance	901,219	683,961
Current service cost	76,515	66,042
Interest cost	11,953	10,497
Remeasurements	58,377	32,130
Foreign currencies translation adjustments	57	(52)
Retirement benefit paid	(29,464)	(18,123)
Curtailment or settlement	(9,152)	(8,231)
Others	251	(1)

Ending balance	1,009,756	766,223

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Beginning balance	801,528	608,370
Interest income	12,307	10,789
Remeasurements	(515)	(3,342)
Employer’s contributions	160,250	135,715
Retirement benefit paid	(28,909)	(16,346)
Curtailment or settlement	(8,813)	(8,240)
Others	(5,347)	(12,197)

Ending balance	930,501	714,749

(4)	Plan assets wholly consist of time deposits as of June 30, 2016 and December 31, 2015, respectively. Among plan assets, realized returns on plan assets amount to 11,792 million Won and 7,447 million Won for the six months ended June 30, 2016 and 2015, respectively.

(5)	Current service cost, net interest expense, past service cost, loss on the curtailment or settlement and remeasurements recognized in the consolidated statements of net income and total comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016	For the six months ended June 30, 2015
Current service cost	76,515	66,042
Net interest income	(354)	(292)
Loss (gain) on the curtailment or settlement	(339)	9

Cost recognized in net income	75,822	65,759
Remeasurements	58,892	35,472

Cost recognized in total comprehensive income	134,714	101,231

Cost recognized in net income related to defined contribution plans are recognized 2,012 million Won and 1,856 million Won for the six months ended June 30, 2016 and 2015, respectively.

(6)	Key actuarial assumptions used in defined benefit liability assessment are as follows:

	June 30, 2016	December 31, 2015
Discount rate	2.19%	2.83%
Future wage growth rate	6.30%	6.35%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		Defined benefit obligation as of
		June 30, 2016	December 31, 2015
Discount rate	Increase by 1% point	(113,518)	(101,026)
	Decrease by 1% point	132,903	118,879
Future wage growth rate	Increase by 1% point	131,127	117,975
	Decrease by 1% point	(113,971)	(101,900)

25.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Other financial liabilities:
Accounts payable	10,809,347	5,586,031
Accrued expenses	1,858,674	1,901,204
Borrowings from trust accounts	2,795,463	4,476,396
Agency business revenue	727,254	415,776
Foreign exchange payables	643,587	708,267
Domestic exchange payables	4,471,772	2,082,472
Other miscellaneous financial liabilities	2,147,583	1,795,256
Present value discount	(834)	(1,196)

Sub-total	23,452,846	16,964,206

Other liabilities:
Unearned income	178,549	171,649
Other miscellaneous liabilities	136,403	133,525

Sub-total	314,952	305,174

Total	23,767,798	17,269,380

26.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	June 30, 2016
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	Fair value hedge	For trading
Interest rate:
Interest rate futures	144,300	—	—	—	—
Interest rate swaps	113,050,573	292,180	860,142	1,178	923,187
Long interest rate option	1,140,000	—	34,184	—	—
Short interest rate option	1,425,000	—	—	—	35,329
Currency:
Currency futures	475,605	—	—	—	—
Currency forward	66,756,915	—	847,268	—	533,867
Currency swaps	32,646,138	—	563,570	—	761,459
Long currency option	1,737,015	—	62,031	—	—
Short currency option	1,397,862	—	—	—	16,237
Stock:
Stock futures	115,791	—	—	—	—
Stock swaps	15,000	—	136	—	75
Long stock option	1,318,791	—	19,724	—	—
Short stock option	2,300,863	—	—	13,431	158,048
Others:
Other futures	1,630	—	—	—	—
Other forward	5,295	—	172	—	171
Other swaps	35,392	—	1,239	—	670
Long other option	12,913	—	180	—	—
Short other option	105,695	—	—	—	1,279

Total	222,684,778	292,180	2,388,646	14,609	2,430,322

	December 31, 2015
		Assets		Liabilities
	Nominal amount	Fair value hedge	For trading	For trading
Interest rate:
Interest rate swap	111,633,234	180,378	923,712	959,347
Long interest rate option	881,679	—	13,961	—
Short interest rate option	1,086,679	—	—	15,164
Currency:
Currency futures	423,877	—	—	—
Currency forward	56,298,910	—	759,838	475,646
Currency swaps	27,070,835	—	617,777	949,921
Long currency option	1,657,911	—	63,498	—
Short currency option	1,366,459	—	—	13,530
Stock:
Stock futures	169,785	—	—	—
Stock swaps	10,000	—	—	6
Long stock option	682,358	2,750	444	—
Short stock option	2,410,815	—	—	155,386
Others:
Other futures	1,100	—	—	—
Other forwards	125	—	—	39
Other swaps	78,882	—	5,363	4,781
Long other option	41,097	—	5,904	—
Short other option	142,259	—	—	7,007

Total	203,956,005	183,128	2,390,497	2,580,827

Derivatives held for trading purpose are classified as financial assets or liabilities at FVTPL and derivatives for hedging are stated as a separate line item in the consolidated statements of financial position (see Notes 7 and 20).

(2)	Gains or losses from valuation of financial instruments under hedge accounting are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Losses from hedged items	(100,587)	(1,150)
Gains from hedging instruments	92,491	4,222

27.	DEFERRED DAY 1 PROFIT OR LOSS

Changes in details of deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	28,008	13,499
New transaction	1,337	18,883
Amounts recognized in profits or losses	(7,020)	(7,755)

Ending balance	22,325	24,627

In case some variables to measure fair values of financial instruments were not observable or available in the market, valuation techniques were utilized to evaluate such financial instruments. Those financial instruments were recorded at the fair value produced by the valuation techniques as at the time of acquisition, even though there were differences noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses.

28.	CAPITAL STOCK AND CAPITAL SURPLUS

(1)	The number of authorized shares and others are as follows:

	June 30, 2016	December 31, 2015
Authorized shares of common stock	5,000,000,000 Shares	5,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Issued shares of common stock	676,000,000 Shares	676,000,000 Shares
Capital stock	3,381,392 million Won	3,381,392 million Won

Due to the retirement of repurchased stocks of 278,371 shares occurred during the year ended December 31, 2015, the amount of capital stock differs from the nominal amount of issued stocks.

(2)	There is no change to be disclosed in numbers of issued shares of common stock for the six months ended June 30, 2016 and 2015.

(3)	Details of capital surplus are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Capital in excess of par value	269,533	269,533
Other capital surplus	24,726	24,726

Total	294,259	294,259

29.	HYBRID SECURITIES

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issuance date	Maturity	Annual interest rate (%)	June 30, 2016	December 31, 2015
Securities in local currency	2008.06.20	2038.06.20	7.7	255,000	255,000
	2011.11.22	2041.11.22	5.9	310,000	310,000
	2012.03.08	2042.03.08	5.8	190,000	190,000
	2013.04.25	2043.04.25	4.4	500,000	500,000
	2013.11.13	2043.11.13	5.7	200,000	200,000
	2014.12.12	2044.12.12	5.2	160,000	160,000
	2015.06.03	2045.06.03	4.4	240,000	240,000

Sub-total				1,855,000	1,855,000

Securities in foreign currencies	2007.05.02	2037.05.02	6.2	930,900	930,900
	2015.06.10	2045.06.10	5.0	559,650	559,650

Sub-total				1,490,550	1,490,550

Issuance cost				(11,548)	(11,548)

Total				3,334,002	3,334,002

With respect to the hybrid securities issued, the contractual agreements allow the Group to indefinitely extend the maturity date and defer the payment of interest. In case the Group makes a resolution not to pay dividends on common stock, it is exonerated from interest payment on the hybrid securities.

30.	OTHER EQUITY

(1)	Details of other equity are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Accumulated other comprehensive income:
Gain on valuation of AFS financial assets	454,336	374,685
Share of other comprehensive income of joint ventures and associates	5,841	6,074
Loss on foreign currencies translation of foreign operations	(77,512)	(70,789)
Remeasurement of the net defined benefit liability	(242,243)	(197,579)
Cash flow hedges	—	(10,371)

Sub-total	140,422	102,020

Treasury shares	(34,113)	(34,113)
Other capital adjustments	(1,615,210)	(1,615,210)

Total	(1,508,901)	(1,547,303)

(2)	Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the six months ended June 30, 2016
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	374,685	108,105	(12,872)	(15,582)	454,336
Share of other comprehensive income (loss) of joint ventures and associates	6,074	4,846	(3,906)	(1,173)	5,841
Gain (loss) on foreign currency translation of foreign operations	(70,789)	(8,378)	—	1,655	(77,512)
Remeasurement of the net defined benefit liability	(197,579)	(58,888)	—	14,224	(242,243)
Cash flow hedges	(10,371)	10,371	—	—	—

Total	102,020	56,056	(16,778)	(876)	140,422

	For the six months ended June 30, 2015
	Beginning balance	Increase (decrease)(*)	Reclassification adjustments(*)	Income tax effect	Ending balance
Gain (loss) on valuation of available-for-sale financial assets	300,994	102,312	(46,012)	(11,118)	346,176
Share of other comprehensive income (loss) of joint ventures and associates	2,779	2,197	—	(532)	4,444
Gain (loss) on foreign currency translation of foreign operations	(107,721)	6,293	—	(588)	(102,016)
Remeasurement of the net defined benefit liability	(119,375)	(35,448)	—	8,578	(146,245)
Cash flow hedges	(10,371)	—	—	—	(10,371)

Total	66,306	75,354	(46,012)	(3,660)	91,988

(*)	For the change in gain (loss) on valuation of AFS financial assets, increase or decrease represents change due to the valuation during the period, and reclassification adjustments explains disposal or recognition of impairment losses on AFS financial assets.

31.	RETAINED EARNINGS

(1)	Details of retained earnings are as follows (Unit: Korean Won in millions):

		June 30, 2016	December 31, 2015
Legal reserve	Legal reserve	1,622,754	1,528,754
	Other legal reserve	44,633	43,132

	Sub-total	1,667,387	1,571,886

Voluntary reserve	Business rationalization reserve	8,000	8,000
	Reserve for financial structure improvement	235,400	235,400
	Additional reserve	7,073,104	7,249,104
	Regulatory reserve for credit loss	2,255,252	1,756,142
	Revaluation reserve	753,908	760,366
	Other voluntary reserve	11,700	11,700

	Sub-total	10,337,364	10,020,712

Retained earnings before appropriation		2,203,084	2,133,524

	Total	14,207,835	13,726,122

i.	Legal reserve

In accordance with the Banking Act, legal reserve are appropriated at least one tenth of the earnings after tax on every dividend declaration, not exceeding the paid in capital. This reserve may not be used other than for offsetting a deficit or transferring to capital.

ii.	Other legal reserve

Other legal reserves were appropriated in the branches located in Japan, Vietnam and Bangladesh according to the banking laws of Japan, Vietnam and Bangladesh, and may be used to offset any deficit incurred in those branches.

iii.	Business rationalization reserve

Pursuant to the Restriction of Special Taxation Act, the Group was previously required to appropriate, as a reserve for business rationalization, amounts equal to tax reductions arising from tax exemptions and tax credits up to December 31, 2001. The requirement was no longer effective from 2002.

iv.	Reserve for financial structure improvement

From 2002 to 2014, the Finance Supervisory Services recommended banks in Korea to appropriate at least 10 percent of net income after accumulated deficit for financial structure improvement, until tangible common equity ratio equals 5.5 percent. But this reserve is not available for payment of cash dividends; however, it can be used to reduce a deficit or be transferred to capital. The reserve and appropriation is an Autonomous judgment matter of the Group since 2015.

v.	Additional reserve and other voluntary reserve

Additional reserve and other voluntary reserve were appropriated for capital adequacy and other management purpose.

vi.	Regulatory reserve for credit loss

In accordance with Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if provisions for credit loss under K-IFRS for the accounting purpose are lower than provisions under RSBB, the Group discloses such shortfall amount as regulatory reserve for credit loss.

vii.	Revaluation reserve

Revaluation reserve is the amount of limited dividends set by the board of directors to be the recognized as complementary capital when the gain or loss occurred in the property revaluation by adopting K-IFRS.

(2)	Changes in retained earnings are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Beginning balance	13,726,122	14,165,358
Net attributable to owners	750,266	516,857
Dividends on common stock	(168,317)	(336,635)
Dividends on hybrid securities	(100,236)	(81,697)
Appreciation of other capital surplus	—	(806,640)

Ending balance	14,207,835	13,457,243

32.	REGULATORY RESERVE FOR CREDIT LOSS

In accordance with Paragraph 1 and 2 of Article 29 of the Regulation on Supervision of Banking Business (“RSBB”), if the estimated provisions for credit loss under K-IFRS for the accounting purpose are lower than those in accordance with the provisions under the RSBB, the Group shall disclose the difference as the planned regulatory reserve for credit loss.

(1)	Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Beginning balance	2,255,252	1,756,142
Planned provision of regulatory reserve for credit loss	12,826	499,110

Ending balance	2,268,078	2,255,252

(2)	Planned reserves provided, adjusted net income after the planned reserves provided and adjusted earnings per share after the planned reserves provided are as follows (Unit: Korean Won in millions, except for earnings per share amount):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income	311,283	757,787	228,868	528,819
Provision (reversal) of regulatory reserve for credit loss	(5,206)	12,826	(80,213)	124,762
Adjusted net income after the provision of regulatory reserve	316,489	744,961	309,081	404,057
Adjusted EPS after the provision of regulatory reserve(Unit: Korean Won)	396	958	397	479

33.	DIVIDENDS

At the shareholders’ meeting on March 25, 2016, dividend payment for the year ended December 31, 2015 amounting to 168,317 million Won (250 Won per share) was approved. The Group paid it during the six months ended June 30, 2016.

34.	NET INTEREST INCOME

(1)	Interest income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial assets at FVTPL	14,536	29,684	16,616	33,289
AFS financial assets	87,163	176,540	98,886	196,324
HTM financial assets	92,643	189,492	103,099	209,463
Loans and receivables:
Interest on due from banks	16,671	33,877	22,595	46,894
Interest on loans	1,921,276	3,843,951	1,926,716	3,873,258
Interest of other receivables	9,765	20,018	11,195	23,249

Sub-total	1,947,712	3,897,846	1,960,506	3,943,401

Total	2,142,054	4,293,562	2,179,107	4,382,477

(2)	Interest expense recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Interest on deposits due to customers	658,849	1,326,553	734,731	1,516,003
Interest on borrowings	54,560	110,132	51,584	108,825
Interest on debentures	154,469	310,057	181,291	373,221
Other interest expense	29,079	58,062	30,813	66,936

Total	896,957	1,804,804	998,419	2,064,985

35.	NET FEES AND COMMISSIONS INCOME

(1)	Fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees and commissions received (*)	163,458	333,464	174,470	340,557
Fees and commissions received for provision of guarantee	16,336	34,163	20,330	39,931
Fees and commissions received on project financing	8,621	13,489	2,631	4,658
Fees and commissions received on Credit card	229,889	452,920	201,946	398,290
Fees and commissions received on securities	16,851	33,483	17,545	33,305
Other fees and commissions received	22,034	39,311	22,705	38,491

Total	457,189	906,830	439,627	855,232

(*)	Fees and commissions received include agency commission, fee income from electronic finance, fee income related to loan, fees for import letter of credit dealing, commission received on foreign exchange and others.

(2)	Fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Fees paid	43,032	80,414	44,300	70,652
Credit card commission	176,818	356,451	143,482	284,599
Brokerage commission	257	434	113	275
Others	811	1,525	630	1,248

Total	220,918	438,824	188,525	356,774

36.	DIVIDEND INCOME

Dividend income recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Dividend from financial assets at FVTPL	84	751	161	845
Dividend from AFS financial assets	52,997	119,648	9,589	61,967

Total	53,081	120,399	9,750	62,812

37.	GAINS (LOSSES) ON FINANCIAL ASSETS AT FVTPL

(1)	Details of gains or losses related to financial assets at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains (losses) on financial assets held for trading	115,880	11,099	(14,962)	38,712
Gains (losses) on financial instruments designated at FVTPL	983	47,497	7,382	(8,678)

Total	116,863	58,596	(7,580)	30,034

(2)	Gains (losses) on financial assets held for trading are as follows (Unit: Korean Won in millions):

			2016		2015
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Financial Assets at FVTPL	Securities	Gain on valuation	5,283	17,014	(12,791)	8,250
		Gain on disposals	13,418	17,986	14,698	20,971
		Loss on valuation	(1,719)	(3,351)	(7,111)	(10,011)
		Loss on disposals	(2,072)	(4,980)	(4,116)	(6,545)

		Sub-total	14,910	26,669	(9,320)	12,665

	Other financial assets	Gain on valuation	2,372	10,368	2,795	4,386
		Gain on disposals	743	1,541	94	200
		Loss on valuation	(2,555)	(10,385)	(2,845)	(4,444)
		Loss on disposals	(482)	(1,315)	(3)	(54)

		Sub-total	78	209	41	88

		Total	14,988	26,878	(9,279)	12,753

Derivatives (for trading)	Interest rates derivatives	Gain on transactions and valuation	433,958	838,309	201,565	574,866
		Loss on transactions and valuation	(445,581)	(896,992)	(193,014)	(593,131)

		Sub-total	(11,623)	(58,683)	8,551	(18,265)

	Currencies derivatives	Gain on transactions and valuation	697,568	2,746,051	813,421	1,490,835
		Loss on transactions and valuation	(571,832)	(2,632,295)	(825,320)	(1,452,783)

		Sub-total	125,736	113,756	(11,899)	38,052

	Equity derivatives	Gain on transactions and valuation	36,564	70,145	9,279	25,291
		Loss on transactions and valuation	(47,604)	(136,822)	(11,914)	(18,429)

		Sub-total	(11,040)	(66,677)	(2,635)	6,862

	Other derivatives	Gain on transactions and valuation	10,768	18,644	8,290	24,642
		Loss on transactions and valuation	(12,949)	(22,819)	(7,990)	(25,332)

		Sub-total	(2,181)	(4,175)	300	(690)

		Total	100,892	(15,779)	(5,683)	25,959

	Total		115,880	11,099	(14,962)	38,712

(3)	Details of gains or losses on financial instruments designated at FVTPL are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain (loss) on equity-linked securities
Loss on disposals of equity-linked securities	(3,813)	(7,153)	(9,799)	(10,395)
Gain on valuation of equity-linked securities	3,718	52,993	16,402	1,109

Sub-total	(95)	45,840	6,603	(9,286)

Gain (loss) on other securities:
Loss on disposals of other securities	—	—	(62)	(62)
Gain on valuation of other securities	308	390	120	729

Sub-total	308	390	58	667

Gain (loss) on other financial instruments:
Gain (loss) on valuation of other financial instruments	770	1,267	721	(59)

Sub-total	770	1,267	721	(59)

Total	983	47,497	7,382	(8,678)

38.	GAINS (LOSSES) ON AFS FINANCIAL ASSETS

Gains (losses) on AFS financial are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on redemption of securities	600	611	104	1,042
Gains on transaction of securities	23,512	36,901	24,963	44,648
Impairment losses on securities	(4,516)	(8,629)	(19,650)	(70,445)

Total	19,596	28,883	5,417	(24,755)

39.	IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Impairment losses on loans and receivables, guarantees and loan commitment recognized due to credit loss are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Impairment losses due to credit loss	(249,523)	(504,558)	(529,006)	(789,820)
Reversal of provision on guarantee	787	75,654	141,628	100,011
Reversal of provision on (provision provided for) loan commitment	(1,798)	(1,840)	(4,400)	(1,248)

Total	(250,534)	(430,744)	(391,778)	(691,057)

40.	OTHER NET OPERATING INCOMES (EXPENSES)

(1)	Administrative expenses recognized are as follows (Unit: Korean Won in millions

			2016		2015
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Employee benefits	Short term employee benefits	Salaries	312,297	634,342	302,579	609,738
		Employee benefits	97,016	183,981	94,304	182,774
	Retirement benefit service costs		38,287	77,834	33,928	67,615
	Termination		92,405	92,791	63,348	63,704

	Sub-Total		540,005	988,948	494,159	923,831

Depreciation and amortization			57,665	129,591	57,673	120,694
Other administrative expenses	Rent		76,505	155,913	71,367	140,004
	Taxes and dues		35,321	62,685	33,940	61,583
	Service charges		58,154	115,613	56,396	109,301
	Computer and IT related		24,627	41,816	25,513	45,591
	Telephone and communication		15,044	29,989	14,691	29,116
	Operating promotion		10,489	21,997	10,046	21,422
	Advertising		21,259	34,279	13,997	21,719
	Printing		2,747	5,013	2,953	5,553
	Traveling		2,620	5,033	2,323	4,772
	Supplies		1,619	3,142	1,872	3,274
	Insurance premium		1,805	3,599	1,752	3,528
	Reimbursement		4,920	9,036	5,144	7,728
	Maintenance		3,895	7,469	3,556	7,064
	Water, light, and heating		2,977	7,440	3,079	7,862
	Vehicle maintenance		2,429	4,693	2,605	4,921
	Others		10,028	18,296	7,638	17,748

	Sub-total		274,439	526,013	256,872	491,186

	Total		872,109	1,644,552	808,704	1,535,711

(2)	Other operating incomes recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gains on transaction of foreign exchange	1,123,975	2,635,300	882,097	1,470,097
Gains on disposal of loans and receivables	110,758	173,465	108,590	147,584
Gains(losses) on transactions of derivatives	32,596	111,505	(25,774)	25,959
Gains(losses) on fair value hedged items	(7,070)	18,113	20,024	25,075
Others (*)	10,015	59,925	24,784	59,863

Total	1,270,274	2,998,308	1,009,721	1,728,578

(*)	Other income includes such incomes amounting to 47,363 million Won and 49,898 million Won for the six months ended June 30, 2016 and 2015, respectively, that the Group recognized for it is to receive from other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

(3)	Other operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Losses on transaction of foreign exchange	1,178,863	2,592,193	832,993	1,403,626
KDIC deposit insurance fees	73,474	144,501	65,279	130,241
Contribution to miscellaneous funds	75,845	150,943	84,002	168,514
Losses on disposal of loans and receivables	—	5	—	13
Losses(gains) related to derivatives	(6,557)	19,014	17,202	21,737
Losses(gains) on fair value hedged items	32,450	118,700	(25,900)	26,225
Others (*)	71,615	113,195	(156)	63,003

Total	1,425,690	3,138,551	973,420	1,813,359

(*)	Other expense includes such expenses amounting to 92,375 million Won and 2,419 million Won for the six months ended June 30, 2016 and 2015, respectively, that the Group recognized for it is to carry out a payment to other creditor financial institutions in accordance with the creditor financial institutions committee agreement.

41.	OTHER NON-OPERATING INCOMES (EXPENSES)

(1)	Details of gain or loss on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Gain on valuation	1,570	8,272	(30,365)	25,329
Loss on valuation	(8,519)	(15,271)	7,264	(23,009)
Impairment loss	(4,645)	(4,645)	(1,787)	(56,547)

Total	(11,594)	(11,644)	(24,888)	(54,227)

(2)	Other non-operating incomes and expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Other non-operating incomes	21,993	61,969	49,714	227,911
Other non-operating expenses	(57,488)	(88,307)	(5,981)	(58,602)

Total	(35,495)	(26,338)	43,733	169,309

(3)	Other non-operating incomes recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Rental fee income	1,833	3,733	2,352	4,510
Gains on disposal of investments in joint ventures and associates	—	1,199	52,466	52,466
Gains on disposal of premises and equipment, intangible assets and other assets	130	347	6,668	6,767
Reversal of impairment loss of premises and equipment, intangible assets and other assets	200	2,585	60	363
Others(*)	19,830	54,105	(11,832)	163,805

Total	21,993	61,969	49,714	227,911

(*)	Other income includes such incomes amounting to 132,784 million Won for the six months ended June 30, 2015 that the Group received in accordance with the final irrevocable judgment for the payment of commitment (Note 44).

(4)	Other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Depreciation on investment properties	951	1,860	945	1,948
Interest expense of rent leasehold deposits	127	254	188	393
Losses on disposal of investment in joint ventures and associates	15,060	15,060	—	—
Losses on disposal of premises and equipment, intangible assets and other assets	4,157	5,887	760	1,382
Impairment losses of premises and equipment, intangible assets and other assets	315	343	250	315
Donation	18,714	33,917	18,148	28,943
Others	18,164	30,986	(14,310)	25,621

Total	57,488	88,307	5,981	58,602

42.	INCOME TAX EXPENSE

(1)	Income tax expenses are as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Current tax expense
Current tax expense in respect of the current period	83,665	81,270
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,043)	(23,447)

Sub-total	61,622	57,823

Deferred tax expense
Deferred tax expense relating to the origination and reversal of temporary differences	92,232	105,901
Deferred tax charged directly to equity	(520)	(4,969)

Sub-total	91,712	100,932

Income tax expense (benefit)	153,334	158,755

(2)	Income tax expense can be reconciled to net income before income tax expense as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Net income before income tax expense	911,121	687,574
Tax calculated at statutory tax rate (*)	220,029	165,931
Adjustments
Effect of income that is exempt from taxation	(38,662)	(21,966)
Effect of expense not deductible in determining taxable profit	10,553	31,837
Adjustments recognized in the current period in relation to the current tax of prior periods	(22,043)	(23,447)
Others	(16,543)	6,400

Sub-total	(66,695)	(7,176)

Income tax expense	153,334	158,755

Effective tax rate	16.8%	23.1%

(*)	Applicable income tax rate; 1) 11% for below 200 million Won, 2) 22% for from 200 million Won to 20 billion Won, 3) 24.2% for above 20 billion Won.

(3)	Deferred tax charged direct to equity is as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loss on valuation of AFS financial assets	(127,910)	(112,495)
Share of other comprehensive income of joint ventures and associates	(1,560)	(387)
Foreign currency translation of foreign operations	24,762	22,923
Remeasurements of the net defined benefit liability	76,803	62,575

Total	(27,905)	(27,384)

43.	EARNINGS PER SHARE (“EPS”)

Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding (Unit: Korean Won in millions except for EPS and number of shares):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Net income attributable to common shareholders	306,974	750,266	226,077	516,857
Dividends to hybrid securities	(49,751)	(100,236)	(41,888)	(81,697)
Net income attributable to common shareholders	257,223	650,030	184,189	435,160
Weighted average number of common shares outstanding	673 shares in million	673 shares in million	673 shares in million	673 shares in million
Basic earnings per share	382	966	274	647

Diluted EPS equals to basic EPS for there is no dilution effect for the six months ended June 30, 2016 and 2015.

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follow (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Confirmed guarantees
Guarantee for loans	89,256	108,176
Acceptances	595,410	618,365
Letters of guarantees	102,839	100,084
Other confirmed guarantees	7,707,088	8,242,622

Total	8,494,593	9,069,247

Unconfirmed guarantees
Local letter of credit	389,126	422,812
Letter of credit	4,003,450	4,258,672
Other unconfirmed guarantees	1,303,819	1,949,571

Total	5,696,395	6,631,055

CP purchase commitments and others	1,442,797	1,615,141

(2)	Details of loan commitments and others are as follow (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Loan commitments	83,660,012	88,211,580
Other commitments	5,013,019	5,371,320

(3)	Litigation case

1)	The Group had filed and faced lawsuits as follows (Unit: Korean Won in millions except for number of cases):

	June 30, 2016		December 31, 2015
	As plaintiff	As defendant	As plaintiff	As defendant
Number of cases	99 cases	210 cases	130 cases	269 cases
Amount of litigation	261,601	263,206	350,899	190,219
Allowance for litigations		4,435		4,872

2)	As of June 30, 2016, the Group (Woori Bank), along with other 13 financial institutions including Seoul Guarantee Insurance, has filed a lawsuit against Samsung Group and its associates as defendant in respect of the claim of return of guaranteed fund which was related to the filing of court administration of Renault Samsung Motors. With respect to the lawsuit, on January 29, 2015, the supreme court of Korea made final judgment that the plaintiff should pay the guaranteed fund to the Group and other financial institutions. The Group recognized 132,784 million Won, as gain for the year ended December 31, 2015, in accordance with K-IFRS 1037 Provisions, Contingent liabilities and Contingent assets.

(4)	Others

The Group operates Korean Won currency settlement service as for commercial trade settlements between Korea and Iran. In accordance with the submission request of information from U.S. prosecutors (U.S. Federal Prosecutors and Prosecutors of the New York State), the Group is currently performing its own internal investigation to confirm if the Group is meeting the requirements on sanction of U.S. Government in respect of its service operation. As of June 30, 2016, the Group believes that it cannot make reasonable estimation due to possible results from such investigation.

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group and assets and liabilities recognized and major transactions with related parties during the current and prior period are as follows:

(1)	The related parties of the Group as of June 30, 2016 are as follows:

Related parties
Controlling party (Government related entity)	KDIC

Joint ventures	Woori Renaissance Holdings

Associates

Kumho Tires Co., Inc., Woori Blackstone Korea Opportunity No.1 Private Equity Fund, Korea Woori Service Networks Co., Ltd., Credit Bureau Co., Ltd.,

Korea Finance Security Co., Ltd., Chin Hung International Inc.,

Poonglim Industrial Co., Ltd., STX Engine Co., Ltd., Samho International Co., Ltd., Force TEC Co., Ltd.,

STX Corporation, Osung LST Co., Ltd., Woori Columbus 1st Private Equity Fund,, Others(Dongwoo C & C Co., Ltd. and other 14 associates)

(2)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party		A title of account	June 30, 2016	December 31, 2015
Controlling party (Government related entity)	KDIC	Loans	1	30
		Other assets	330,072	510,193
		Deposits	1,044,683	930,231
		Other liabilities	11,421	9,812

Joint ventures	Woori Renaissance Holdings	Other assets	—	2,416

Associates	Kumho Tires Co., Ltd.	Loans	306,400	280,333
		Allowance for credit loss	(617)	(553)
		Deposits	47,506	67,815
		Other liabilities	70	116

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Other assets Other liabilities	63 934	175 934

	Woori Service Networks Co., Ltd.	Loans	34	27
		Deposits	2,342	3,821
		Other liabilities	385	381

	Korea Credit Bureau Co., Ltd.	Loans	3	7
		Deposits	8,192	9,038
		Other liabilities	58	54

	Korea Finance Security Co., Ltd.	Loans	38	51
		Deposits	1,305	1,468
		Other liabilities	2	7

	United PF 1st Corporate Financial Stability (*1)	Deposits	—	20

	Chin Hung International Inc.	Loans	4,202	5,499
		Allowance for credit loss	(3,729)	(4,768)
		Deposits	10,473	1,378
		Other liabilities	397	223

	Poonglim Industrial Co., Ltd.	Loans	1,520	1,557
		Allowance for credit loss	(1,520)	(1,557)
		Deposits	7,656	7,906
		Other liabilities	—	5

	STX Engine Co., Ltd.	Loans	123,245	120,706
		Allowance for credit loss	(26,919)	(25,665)
		Deposits	12,342	5,167
		Other liabilities	856	608

	Samho International Co., Ltd.	Loans	39,899	43,484
		Allowance for credit loss	(5,401)	(5,883)
		Deposits	70,697	96,281
		Other liabilities	1,124	990

	Force TEC Co., Ltd.	Loans	28,872	28,562
		Allowance for credit loss	(28,872)	(6,252)
		Deposits	72	355
		Other liabilities	90	1,207

	Hana Engineering & Construction Co., Ltd. (*2)	Loans	—	71
		Allowance for credit loss	—	(71)
		Deposits	—	38

Related party		A title of account	June 30, 2016	December 31, 2015
Associates	STX Corporation	Loans	144,926	151,829
		Allowance for credit loss	(92,573)	(19,186)
		Deposits	15,666	13,643
		Other liabilities	893	221

	Osung LST Co., Ltd.	Loans	5,639	5,639
		Allowance for credit loss	(338)	(338)
		Deposits	738	983
		Other liabilities	—	2

	Ilyang Construction Co., Ltd. (*2)	Loans	—	838
		Allowance for credit loss	—	(215)

	Woori Columbus 1st Private Equity Fund	Loans	11	—
		Other assets	818	546

	Others (*3)	Loans	1,601	—
		Allowance for credit loss	(528)	—
		Other assets	25	—
		Deposits	3,463	—
		Other liabilities	59	—

(*1)	As the Group lost significant influence over United PF 1st Corporate Financial Stability during six months ended June 30, 2016, it was excluded from the related parties.
(*2)	As the Group sold shares of Hana Engineering & Construction Co., Ltd and Ilyang Construction Co., Ltd. during six months ended June 30, 2016, they were excluded from the associates.
(*3)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd., The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd.

(3)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the six months ended June 30
Related party		A title of account	2016	2015
Controlling party (Government related entity)	KDIC	Interest income	6,721	11,781
		Interest expenses	9,123	12,064
Associates	Kumho Tires Co., Ltd.	Interest income	1,341	1,331
		Fees income	6	5
		Interest expenses	37	120
		Impairment losses due to credit loss (reversal of allowance for credit loss)	64	(1,994)

	Woori Blackstone Korea Opportunity No.1 Private Equity Fund	Fees income	94	936

	Woori Service Networks Co., Ltd.	Other income	15	13
		Interest expenses	27	42
		Fees expenses	443	408
		Other expenses	111	135
		Reversal of allowance for credit loss	—	(2)

	Korea Credit Bureau Co., Ltd.	Interest expenses	78	36
		Fees expenses	875	839

			For the six months ended June 30
Related party		A title of account	2016	2015

Associates	Korea Finance Security Co., Ltd.	Interest expenses	5	21
		Fees expenses	53	46
		Reversal of allowance for credit loss	—	(3)

	Chin Hung International Inc.	Interest income	139	624
		Fees income	1	1
		Interest expenses	12	18
		Reversal of allowance for credit loss	(1,039)	(913)

	Poonglim Industrial Co., Ltd.	Interest expenses	2	6
		Reversal of allowance for credit loss	(37)	(2,785)

	STX Engine Co., Ltd.	Interest income	674	682
		Fees income	20	68
		Interest expenses	30	24
		Impairment losses due to credit loss	1,254	20,866

	Samho International Co., Ltd.	Interest income	457	490
		Fees income	5	4
		Interest expenses	250	560
		Impairment losses due to credit loss (reversal of allowance for credit loss)	(482)	635
	Force TEC Co., Ltd.	Interest income	123	124
		Impairment losses due to credit loss (reversal of allowance for credit loss)	22,620	(80)

	STX Corporation	Interest income	562	910
		Fees income	60	36
		Interest expenses	4	3
		Impairment losses due to credit loss	73,387	2,364

	Osung LST Co., Ltd.	Interest income	113	112
		Interest expenses	1	12
		Reversal of allowance for credit loss	—	(146)

	Woori Columbus 1st Private Equity Fund	Fees income	272	271

	Others(*)	Interest expenses	7	—
		Reversal of allowance for credit loss	(938)	—

(*)	There are Kyesan Engineering Co., Ltd., Good Software Lab Co., Ltd., Dongwoo C & C Co., Ltd. and The Base Enterprise Co., Ltd., Heungjiwon Co., Ltd., Saman Corporation, Gachi Staff Co., Ltd., Deokwon Food Co., Ltd. and QTS Shipping Co., Ltd.

(4)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
KDIC	1,500,499	1,500,470	Loan commitment
Kumho Tires Co., Inc.	28,367	11,623	Letter of credit
	98,647	143,756	Loan commitment
Woori Service Networks Co., Ltd.	166	173	Loan commitment
Korea Credit Bureau Co., Ltd.	32	28	Loan commitment
Korea Finance Security Co., Ltd.	222	209	Loan commitment
Chin Hung International Inc.	41,022	40,847	Loan commitment
STX Engine Co., Ltd.	49,600	74,135	Letter of credit
	34,233	13,019	Loan commitment
Samho International Co., Ltd.	32,093	28,976	Loan commitment
Force TEC Co., Ltd.	95	5,954	Loan commitment
STX corporation	19,539	23,235	Letter of credit and others
	9,081	9,131	Loan commitment

(*)	For the guarantee provided to the related parties, the Group recognized provisions for guarantees amounting to 18,949 million Won and 10,122 million Won, respectively, as of June 30, 2016 and December 31, 2015.

(5)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the six months ended June 30
	2016	2015
Short term benefits	4,060	2,799
Severance payments	105	142

Total	4,165	2,941

Key management includes registered executives and non-registered executives. Outstanding assets and liabilities from transactions with key management amount to 702 million Won and 2,426 million Won, respectively, and with respect to the assets, the Group has not recognized any allowance, nor provision.

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Group are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	June 30, 2016	December 31, 2015	2016		2015
			Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Trust accounts	36,887,082	34,135,580	236,978	426,189	181,133	459,928

(2)	Receivables and payables from the transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Receivables
Trust fees receivables	24,802	18,704
Payables
Borrowings from trust accounts	2,018,793	3,794,847

(3)	Significant transactions between the Group and trust accounts are as follows (Unit: Korean Won in millions):

	2016		2015
	Three months ended June 30	Six months ended June 30	Three months ended June 30	Six months ended June 30
Revenue
Trust fees	19,069	33,277	12,052	23,560
Expense
Interest expenses on borrowings from trust accounts	12,204	25,320	16,151	32,439

(4)	Principal guaranteed trusts and principal and fixed rate of return guaranteed trusts.

1)	The carrying value of principal guaranteed trusts and principal and fixed rate of return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Principal guaranteed trusts
Old-age pension trusts	5,116	5,235
Personal pension trusts	522,975	523,544
Pension trusts	708,304	681,868
Retirement trusts	55,368	64,921
New personal pension trusts	8,629	8,540
New old-age pension trusts	3,135	3,376

Sub-total	1,303,527	1,287,484

Principal and fixed rate of return guaranteed trusts
Development trusts	19	19
Unspecified money trusts	770	782

Sub-total	789	801

Total	1,304,316	1,288,285

2)	As of June 30, 2016 and December 31, 2015, the amounts that the Group has to pay by the capital guaranteed contract or the operating results of the principal and return guaranteed trusts are as follows (Unit: Korean Won in millions):

	June 30, 2016	December 31, 2015
Liabilities for the account (subsidy for trust account adjustment)	14	26

47.	PROMOTING PRIVATIZATION PLAN

Pursuant to the privatization plan of Woori Finance Holdings Co., Ltd., which was decided at the Public Fund Oversight Committee (the “PFOC”) on June 26, 2013, the Group has disposed its subsidiaries. Kwangju Bank and Kyongnam Bank were demerged as of May 1, 2014, and from March 2014 to June 2014, Woori Investment & Securities, Woori Aviva Life Insurance, Woori Savings Bank, Woori Asset Management, Woori Financial and Woori F&I were disposed in due order.

With respect to the privatization of Woori Bank, the Public Fund Oversight Committee (“PFOC”) announced the plan that comprised the merger between Woori Finance Holdings Co., Ltd (“Holding Company”) and Woori Bank and the disposal of controlling interests (30% of ownership) and non-controlling interests (26.97% of ownership), respectively, of Woori Bank after newly listing its shares on the stock exchange newly. Pursuant to the plan, the Bank merged with the Holding Company as of November 1, 2014, and completed its listing on Korea Stock Exchange on November 19, 2014.

On November 28, 2014, KDIC commenced the bidding procedure for the disposal of controlling interests and non-controlling interests of the Bank. Since only the bidding for the non-controlling interests was successful, KDIC’s ownership of the Bank decreased from 56.97% to 51.04%. By the way, as the retirement of treasury stocks on October 2015, KDIC’s ownership of the Bank changed to 51.06% as of June 30, 2016

On July 21, 2015, the PFOC, a deliberative body in charge of privatizing Woori Bank, held a meeting to discuss means to promote the privatization plan, and announced a plan to take a two-track approach to sell the stake. To maximize the retrieval of public fund initially invested, promotion of privatization schedule and development of financial industry, the PFOC is considering a new approach of selling parts out of the government’s stake to multiple buyers in smaller portions, as well as its previous plan of selling the controlling stake to a single buyer. The government has a strong commitment in carrying forward the sale of Woori Bank and will continue to make utmost effort to privatize Woori Bank as early as possible. The specifics of the plan will be discussed with PFOC in the future.

In addition, Financial Services Commission (“FSC”) announced the amendment on normalization of business MOU, which aimed to promote improvement of corporate value through enhancing managerial autonomy of the Group on October 2, 2015, and subsequent to the announcement, revised the Enforcement Decree of the Special Act on the Management of Public Funds on March 29, 2016. FSC and KDIC intend to take every possible measure to privatize Woori Bank.

48.	AGREEMENT ON THE IMPLEMENTATION OF A MANAGEMENT PLAN

(1)	Since December 30, 2000, the Bank and the KDIC have entered into an agreement to implement management plans. Under the agreements, the Bank is obligated to improve its respective financial ratios, such as Bank of International Settlements (“BIS”) capital ratio, general and administrative ratio, non-performing loan rate. If the Bank fails to make improvements, the KDIC can enforce the Bank to increase or decrease its capital, pursue mergers, transfer of loans and deposits, or close or sell parts of its business operations.

(2)	In addition, on July 2, 2001, in order to establish efficient integrated structure of the Bank, the Bank and the KDIC have entered into an agreement to implement management plans, which incorporate establishment of corporate governance and business management system, improvement of short-term operational performance, strengthening the Bank’s competitiveness and pursuance of privatization plan, meeting the financial ratio objectives, and penalties in case the Bank not meeting such management plans.